POLICYHOLDER NOTICE

Thank you for purchasing insurance from a member company of American International Group, Inc. (AIG). The AIG member companies generally pay compensation to brokers and independent agents, and may have paid compensation in connection with your policy. You can review and obtain information about the nature and range of compensation paid by AIG member companies to brokers and independent agents in the United States by visiting our website at www.aig.com/producercompensation or by calling 1-800-706-3102.

91222 (4/13)

INVESTMENT COMPANY BLANKET BOND

NATIONAL UNION FIRE INSURANCE COMPANY

OF PITTSBURGH, PA

(A stock Insurance Company, herein Called the Underwriter)

DECLARATIONS
Item 1. Name of Insured	PIMCO Funds	BOND NUMBER
6214332
Principal Address:	650 Newport Center Drive
Newport Beach, CA 92660

(Herein called the Insured)
Item 2. Bond Period from 12:01 a.m on 07/01/2016 to 12:01 a.m. on 07/01/2017.
The effective date of the termination or cancellation of this bond, standard time at the Principal Address as to each of the said dates.

Item 3. Limit of Liability –
	Subject to Section 9, 10, and 12 hereof:
	Limit of Liability	Deductible Amount
Insuring Agreement A – FIDELITY	$25,000,000	$250,000
Insuring Agreement B – AUDIT EXPENSE	$50,000	$5,000
Insuring Agreement C – ON PREMISES	$25,000,000	$250,000
Insuring Agreement D – IN TRANSIT	$25,000,000	$250,000
Insuring Agreement E – FORGERY ORALTERATION	$25,000,000	$250,000
Insuring Agreement F – SECURITIES	$25,000,000	$250,000
Insuring Agreement G – COUNTERFEIT CURRENCY	$25,000,000	$250,000
Insuring Agreement H – STOPPAYMENT	$50,000	$5,000
Insuring Agreement I – UNCOLLECTIBLE ITEMS OF DEPOSIT	$50,000	$5,000
OPTIONAL COVERAGE SADDED BY RIDER:

Insuring Agreement J – COMPUTERSYSTEMS	$25,000,000	$250,000
Insuring Agreement K – UNAUTHORIZED SIGNATURES	$50,000	$5,000
Insuring Agreement L – AUTOMATED PHONE SYSTEMS	$25,000,000	$250,000
Insuring Agreement M – TELEFAC SIMILE	$25,000,000	$250,000

If “Not Covered” is inserted above opposite any specified Insuring Agreement or Coverage, such Insuring Agreement or Coverage and any other reference thereto in this bond shall be deemed to be deleted there from.

Item 4.

Office or Premises Covered – Offices acquired or established subsequent to the effective date of this bond are covered according to the terms of General Agreement A. All other Insured’s offices or premises in existence at becomes effective are covered under this bond except the offices or premises located as follows:

No Exceptions

Item 5.	The Liability of the Underwriter is subject to the terms of the following riders attached hereto:
103012 (10/09), 103003 (10/09), 89644 (7/05), 103004 (10/09), 103014 (10/09), 103005 (10/09),
91222 (12/09), SR5538, 41206 (9/84),12), 115903 (10/13), 113022 (10/12), Rider #1 (SR5538), Riders #2-7

Item 6.	The Insured by the acceptance of this bond gives notice to the Underwriter terminating or cancelling prior bond(s) or policy(ies) No.(s) N/A such termination or cancellation to be effective as of the time this bond becomes effective.

Item 7.	Premium Amount:	$53,256.00
	FHFC – Florida Hurricane Fund:
	Total Premium:	$53,256.00

Issue Date:	06/22/2016	By:

Authorized Representative

NATIONAL UNION FIRE INSURANCE COMPANY OF PITTSBURGH, PA

RIDER No. 1

To be attached to and form part of Bond No 6214333.

in favor of PIMCO Funds

effective as of 07/01/2016.

In consideration of the premium charged for the attached bond, it is hereby agreed that:

1.	From and after the time this rider becomes effective the Insured under the attached bond are:

PIMCO Equity Series

PIMCO Balanced Income Fund

PIMCO Dividend and Income Fund

PIMCO EqS Long/Short Fund

PIMCO Global Dividend Fund

PIMCO International Dividend Fund

PIMCO RAE Fundamental Emerging Markets Fund

PIMCO RAE Fundamental Global Fund

PIMCO RAE Global Ex-US Fund

PIMCO RAE Fundamental International Fund

PIMCO RAE Fundamental US Fund

PIMCO RAE Fundamental US Small Fund

PIMCO RealPath Blend 2020 Fund

PIMCO RealPath Blend 2025 Fund

PIMCO RealPath Blend 2030 Fund

PIMCO RealPath Blend 2035 Fund

PIMCO RealPath Blend 2040 Fund

PIMCO RealPath Blend 2045 Fund

PIMCO RealPath Blend 2050 Fund

PIMCO RealPath Blend 2055 Fund

PIMCO RealPath Blend Income Fund

PIMCO U.S. Dividend Fund

PIMCO Equity Series VIT

PIMCO StocksPLUS® Global Portfolio

PIMCO ETF Trust

PIMCO 0-5 Year High Yield Corporate Bond Index Exchange-Traded Fund

PIMCO 1-3 Year Treasury Index Exchange-Traded Fund

PIMCO 1-5 Year U.S. TIPS Index Exchange-Traded Fund

PIMCO 15+ Year U.S. TIPS Index Exchange-Traded Fund

PIMCO 25+ Year Zero Coupon U.S. Treasury Index Exchange- Traded Fund

PIMCO Broad U.S. TIPS Index Exchange-Traded Fund

PIMCO Diversified Income Active Exchange-Traded Fund

PIMCO Enhanced Short Maturity Active Exchange-Traded Fund

PIMCO Global Advantage Inflation-Linked Bond Active Exchange-Traded Fund

PIMCO Intermediate Municipal Bond Active Exchange-Traded Fund

PIMCO Investment Grade Corporate Bond Index Exchange-Traded Fund

PIMCO Low Duration Active Exchange-Traded Fund

SR5538

PIMCO Short Term Municipal Bond Active Exchange-Traded Fund

PIMCO Total Return Active Exchange-Traded Fund

PIMCO Funds

PIMCO All Asset All Authority Fund

PIMCO All Asset Fund

PIMCO California Intermediate Municipal Bond Fund

PIMCO California Municipal Bond Fund

PIMCO California Short Duration Municipal income Fund

PIMCO Capital Securities and Financials Fund

PIMCO CommoditiesPLUS Strategy Fund

PIMCO CommodityRealReturn Strategy Fund

PIMCO Credit Absolute Return Fund

PIMCO Diversified Income Fund

PIMCO Emerging Local Bond Fund

PIMCO Emerging Markets Bond Fund

PIMCO Emerging Markets Corporate Bond Fund

PIMCO Emerging Markets Currency Fund

PIMCO Emerging Markets Full Spectrum Bond Fund

PIMCO Extended Duration Fund

PIMCO Floating Income Fund

PIMCO Foreign Bond Fund (Unhedged)

PIMCO Foreign Bond Fund Fund (U.S. Dollar-Hedged)

PIMCO Global Advantage Strategy Bond Fund

PIMCO Global Bond Fund (U.S. Dollar-Hedged)

PIMCO Global Bond Fund (Unhedged)

PIMCO Global Multi-Asset Fund

PIMCO GNMA Fund

PIMCO Government Money Market Fund

PIMCO High Yield Fund

PIMCO High Yield Municipal Bond Fund

PIMCO High Yield Spectrum Fund

PIMCO Income Fund

PIMCO Inflation Response Multi-Asset Fund

PIMCO Investment Grade Corporate Bond Fund

PIMCO Long Duration Total Return Fund

PIMCO Long-Term Credit Fund

PIMCO Long-Term U.S. Government Fund

PIMCO Low Duration Fund

PIMCO Low Duration Fund II

PIMCO Low Duration Fund III

PIMCO Moderate Duration Fund

PIMCO Money Market Fund

PIMCO Mortgage Opportunities Fund

PIMCO Mortgage-Backed Securities Fund

PIMCO Multi-Strategy Alternative Fund

PIMCO Municipal Bond Fund

PIMCO National Intermediate Municipal Bond Fund

PIMCO New York Municipal Bond Fund

PIMCO RAE Fundamental Advantage PLUS Fund

PIMCO RAE Fundamental PLUS EMG Fund

PIMCO RAE Fundamental PLUS Fund

PIMCO RAE Fundamental PLUS International Fund

PIMCO RAE Fundamental PLUS Small Fund

PIMCO RAE Low Volatility PLUS EMG Fund

PIMCO RAE Low Volatility PLUS Fund

PIMCO RAE Low Volatility PLUS International Fund

PIMCO RAE Worldwide Fundamental Advantage PLUS Fund

PIMCO RAE Worldwide Long/Short PLUS Fund

PIMCO Real Return Asset Fund

PIMCO Real Return Fund

SR5538

PIMCO Real Return Limited Duration Fund

PIMCO RealEstateRealReturn Strategy Fund

PIMCO RealPath 2020 Fund

PIMCO RealPath 2025 Fund

PIMCO RealPath 2030 Fund

PIMCO RealPath 2035 Fund

PIMCO RealPath 2040 Fund

PIMCO RealPath 2045 Fund

PIMCO RealPath 2050 Fund

PIMCO RealPath 2055 Fund

PIMCO RealPath Income Fund

PIMCO Senior Floating Rate Fund

PIMCO Short Asset Investment Fund

PIMCO Short Duration Municipal Income Fund

PIMCO Short-Term Fund

PIMCO StocksPLUS Absolute Return Fund

PIMCO StocksPLUS Fund

PIMCO StocksPLUS International Fund (U.S. Dollar-Hedged)

PIMCO StocksPLUS International Fund (Unhedged)

PIMCO StocksPLUS Short Fund

PIMCO StocksPLUS Small Fund

PIMCO StocksPLUS® Long Duration Fund

PIMCO Total Return Fund

PIMCO Total Return Fund II

PIMCO Total Return Fund III

PIMCO Total Return Fund IV

PIMCO TRENDS Managed Futures Strategy Fund

PIMCO Unconstrained Bond Fund

PIMCO Unconstrained Tax Managed Bond Fund

PAPS (PIMCO Funds: Private Account Portfolio Series is not a separate Trust but a part of PIMCO Funds)

PIMCO Asset-Backed Portfolio

PIMCO Emerging Markets Portfolio

PIMCO High Yield Portfolio

PIMCO International Portfolio

PIMCO Investment Grade Corporate Portfolio

PIMCO Long Duration Corporate Bond Portfolio

PIMCO Low Duration Portfolio

PIMCO Moderate Duration Portfolio

PIMCO Mortgage Portfolio

PIMCO Municipal Sector Portfolio

PIMCO Real Return Portfolio

PIMCO Senior Floating Rate Portfolio

PIMCO Short-Term Portfolio

PIMCO Short-Term Floating NAV Portfolio II

PIMCO Short-Term Floating NAV Portfolio III

PIMCO U.S. Government Sector Portfolio

PVIT (PIMCO Variable Insurance Trust)

PIMCO All Asset Portfolio

PIMCO All Asset All Authority Portfolio

PIMCO CommodityRealReturn Strategy Portfolio

PIMCO Diversified Income Portfolio

PIMCO Emerging Markets Bond Portfolio

PIMCO Foreign Bond Portfolio (Unhedged)

PIMCO Foreign Bond Portfolio (U.S. Dollar-Hedged)

PIMCO Global Advantage Strategy Bond Portfolio

PIMCO Global Bond Portfolio (Unhedged)

PIMCO Global Diversified Allocation Portfolio

SR5538

PIMCO Global Multi-Asset Managed Allocation Portfolio

PIMCO Global Multi-Asset Managed Volatility Portfolio

PIMCO High Yield Portfolio

PIMCO Long-Term U.S. Government Portfolio

PIMCO Low Duration Portfolio

PIMCO Money Market Portfolio

PIMCO Real Return Portfolio

PIMCO Short-Term Portfolio

PIMCO Total Return Portfolio

PIMCO Unconstrained Bond Portfolio

Closed-End Funds

PCM Fund, Inc.

PIMCO California Municipal Income Fund

PIMCO California Municipal Income Fund II

PIMCO California Municipal Income Fund III

PIMCO Corporate & Income Opportunity Fund

PIMCO Corporate & Income Strategy Fund

PIMCO Dynamic Credit Income Fund

PIMCO Dynamic Income Fund

PIMCO Global StocksPLUS & Income Fund

PIMCO High Income

PIMCO Income Opportunity Fund

PIMCO Income Strategy Fund

PIMCO Income Strategy Fund II

PIMCO National Municipal Income Fund

PIMCO National Municipal Income Fund II

PIMCO National Municipal Income Fund III

PIMCO New York Municipal Income Fund

PIMCO New York Municipal Income Fund II

PIMCO New York Municipal Income Fund III

PIMCO Strategic Income Fund

PIMCO Managed Accounts Trust

Fixed Income SHares: Series C

Fixed Income SHares: Series M

Fixed Income SHares: Series LD

Fixed Income SHares: Series R

Fixed Income SHares: Series TE

“And all now existing or hereinafter created funds”

2.	The first named Insured shall act for itself and for each and all of the Insured for all the purposes of the attached bond.

3.	Knowledge possessed or discovery made by the Corporate Risk Management Department, Internal Audit Department, or General Counsel Department, of any Insured or by any partner or officer thereof shall for all the purposes of the attached bond constitute knowledge or discovery by all the Insured.

4.	If, prior to the termination of the attached bond in its entirety, the attached bond is terminated as to any Insured, there shall be no liability for any loss sustained by such Insured unless discovered before the time such termination as to such Insured becomes effective.

5.	The liability of the Underwriter for loss or losses sustained by any or all of the Insured shall not exceed the amount for which the Underwriter would be liable had all such loss or losses been sustained by any one of the Insured. Payment by the Underwriter to the first named Insured of loss sustained by any Insured shall fully release the Underwriter on account of such loss.

SR5538

6.	If the first named Insured ceases for any reason to be covered under the attached bond, then the Insured next named shall thereafter be considered as the first named Insured for all the purposes of the attached bond.

7.	The attached bond shall be subject to all its agreements, limitations and conditions except as herein expressly modified.

8.	This rider shall become effective as 12:01 a.m. on 07/01/2016.

Signed, Sealed and dated:

By:

Authorized Representative

SR5538

NATIONAL UNION FIRE INSURANCE COMPANY

OF PITTSBURGH, PA.

Rider No. 2

1.	It is agreed that Insuring Agreement (A) FIDELITY is deleted and replaced by the following:

(A) FIDELITY

Loss resulting from any dishonest or fraudulent act(s), including Larceny or Embezzlement committed by an Employee, committed anywhere and whether committed alone or in collusion with others, including loss of Property resulting from such acts of an Employee, which Property is held by the Insured for any purpose or in any capacity and whether so held gratuitously or not and whether or not the Insured is liable therefor.

Dishonest or fraudulent act(s) as used in this Insuring Agreement shall mean only dishonest or fraudulent act(s) committed by such Employee with the intent:

(a)	to cause the Insured to sustain such loss, or

(b)	to obtain thereby an improper financial benefit for the Employee, or for any person or entity intended by the Employee to receive such benefit.

It is agreed that loss resulting from the intentional transfer of Property to the benefit of an innocent third party, committed by the Employee in the knowledge that such third party was not lawfully entitled to such Property and which Property is not lawfully recoverable by the Insured, shall be deemed to be a loss which meets the requirements of this Insuring Agreement. Such loss must result from acts committed by the Employee with the intent to cause the Insured to sustain such loss.

Notwithstanding the foregoing however, it is agreed that with regard to Loans and Trading this bond covers only loss resulting directly from dishonest or fraudulent acts committed by an Employee with the intent to make and which result in

(i)	an improper financial benefit for the Employee, or

(ii)	an improper financial benefit for another person or entity with whom the Employee committing the dishonest or fraudulent act was in collusion, provided that the Insured establishes that the Employee intended to participate in the financial benefit.

Salaries, commissions, fees, bonuses, promotions, awards, profit sharing, pensions or other Employee benefits shall not constitute an improper financial benefit.

The word “Loan” as used in this Insuring Agreement means all extensions of credit by the Insured and all transactions creating a creditor relationship in favor of the Insured and all transactions by which the Insured assumes an existing creditor relationship.

The word “Trading” as used in this Insuring Agreement means trading or other dealings in securities, commodities, futures, options, foreign or Federal Funds, currencies, foreign exchange and the like.

2.	Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, limitations, conditions or agreements of the attached bond other than as above stated.

AUTHORIZED REPRESENTATIVE

NATIONAL UNION FIRE INSURANCE COMPANY

OF PITTSBURGH, PA.

RIDER No. 3

To be attached to and form part of Investment Company Blanket Bond No. 6214332 in favor of PIMCO Funds.

It is agreed that:

1.	Insuring Agreement (B), AUDIT EXPENSE, is amended so that it applies to any of the Insuring Agreements contained in this Bond or added to this Bond by rider.

2.	Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, limitations, conditions or agreements of the attached bond other than as above stated.

By:

AUTHORIZED REPRESENTATIVE

NATIONAL UNION FIRE INSURANCE COMPANY

OF PITTSBURGH, PA.

RIDER No. 4

To be attached to and form part of No. 6214332 in favor of PIMCO Funds.

It is agreed that:

1.	INSURING AGREEMENT G “Counterfeit Currency” is deleted in its entirety and the following is substituted therefor:

Loss resulting directly from the receipt by the Insured, in good faith, of any counterfeited money orders or altered paper currency or coin of any country.

2.	Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, limitations, conditions, or agreements of the attached bond other than as above stated.

AUTHORIZED REPRESENTATIVE

NATIONAL UNION FIRE INSURANCE COMPANY

OF PITTSBURGH, PA.

RIDER No. 5

This rider, effective 07/01/2016 forms a part of bond number 6214332 issued to PIMCO Funds by AIG.

AMEND LOSS – NOTICE – PROOF – LEGAL PROCEEDINGS

It is agreed that:

1.	Section 4, Loss – Notice – Proof – Legal Proceedings, is amended by deleting the following:

“At the earliest practicable moment after discovery of any loss…” and substituting the words “At the earliest practicable moment, not to exceed sixty(60) days, after discovery of any loss...”

The following section is also deleted

“Discovery occurs when the Insured

(a)	becomes aware of facts, or
(b)	receives written notice of an actual or potential claim by a third party which alleges that the Insured is liable under circumstance which would cause a reasonable person to assume that a loss covered by the bond has been or will be incurred even though the exact amount or details of loss may not be then known.”

and replacing the above with the following:

“Discovery occurs when the Insured’s Risk Manager’s or General Counsel’s office

(a)	becomes aware of facts, or
(b)	receives written notice of an actual or potential claim by a third party which alleges that the Insured is liable under circumstance which would cause a reasonable person to assume that a loss covered by the bond has been or will be incurred even though the exact amount or details of loss may not be then known of a loss that exceeds, or is likely to exceed, $100,000.”

2.	Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, limitations, conditions or agreements of the attached bond other than as above stated.

By:

AUTHORIZED REPRESENTATIVE

NATIONAL UNION FIRE INSURANCE COMPANY

OF PITTSBURGH, PA

Rider No. 6

Internet Rider

To be attached to and form part of Investment Company Blanket Bond No. 6214332 in favor of PIMCO Funds.

It is agreed that Section 2(d) of Computer Systems Insuring Agreement (J) is amended to include:

1.	Related communications networks or customer communication including but not limited to the INTERNET, by which Electronic Data are electronically collected, transmitted, processed, stored, and retrieved.

2.	Nothing herein shall be held to vary, alter, waive or extend any of the terms, limitations, conditions or provisions of the attached bond other than as above stated.

3.	This rider shall become effective as of 12:01 a.m. on 07/01/2016 standard time as specified in the attached bond.

By:

Authorized Representative

NATIONAL UNION FIRE INSURANCE COMPANY

OF PITTSBURGH, PA.

RIDER No. 7

To be attached to and form part of Investment Company Blanket Bond No. 6214332 in favor of PIMCO Funds

It is agreed that:

1.	SECTION 1., DEFINITIONS, (a) “Employee,” is hereby amended to include the following:

(10)	registered representatives and retired Employees for a period of sixty (60) days after their retirement.

2.	Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, limitations, conditions or agreements of the attached bond other than as above stated.

AUTHORIZED REPRESENTATIVE

This endorsement, effective at 12:01 A.M          07/01/2016 forms a part of

Policy number      6214332

Issued to:        PIMCO Funds

By:      National Union Fire Ins of Pittsburgh

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY

COVERAGE TERRITORY ENDORSEMENT

Payment of loss under this policy shall only be made in full compliance with all United States of America economic or trade sanctions laws of regulations, including, but not limited to, sanctions, laws and regulations administered and enforced by the U.S. Treasury Department’s Office of Foreign Assets Control ( OFAC )

ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS REMAIN UNCHANGED.

© American International Group, Inc. All rights reserved

By:

Authorized Representative

89644 (7/05)

NATIONAL UNION FIRE INSURANCE COMPANY

OF PITTSBURGH, PA

INSURING AGREEMENT J Computer Systems

To be attached to and form part of Bond No. 6214332.

in favor of PIMCO Funds.

It is agreed that:

1.	The attached bond is amended by adding an additional insuring agreement as follows:

COMPUTER SYSTEMS

Loss resulting directly from a fraudulent

(1)	Entry of data into, or
(2)	Change of data or programs within

a Computer System; provided the fraudulent entry or change causes

(a)	Property to be transferred paid or delivered,
(b)	an account of the Insured, or of its customer, to be added, deleted, debited or credited:
(c)	an unauthorized account of a fictitious account to be debited or credited;

(3)	Voice instructions or advices having been transmitted to the Insured or its agent(s) by telephone;

and provided further, the fraudulent entry or change is made or caused by an individual acting with the intent to:

(i)	cause the Insured or its agent(s) to sustain a loss, and
(ii)	obtain financial benefit for that individual or for other persons intended by that individual to receive financial benefit,
(iii)	and further provided such voice instruction or advices:

(a)	were made by a person who purported to represent an individual authorized to make such voice instruction or advices; and
(b)	were electronically recorded by the Insured or its agent(s).

(4) It shall be a condition to recovery under the Computer Systems Rider that the Insured or its agent(s)shall to the best of their ability electronically record all voice instructions or advices received over telephone. The Insured or its agent(s) warrant that they shall make their best efforts to maintain the electronic recording system on a continuous basis. Nothing, however, in this Rider shall bar the Insured from recovery where no recording is available because of mechanical failure of the device used in making such recording, or because of failure of the media used to record conversation from any cause, or error or omission of any Employee(s) or agent(s) of the Insured.

103003 (10/09)	1

SCHEDULE OF SYSTEMS

All computer systems utilized by the Insured.

2.	As used in this Rider, Computer System means:

(a)	computers with related peripheral components, including storage components, wherever located,
(b)	systems and application software,
(c)	terminal devices,
(d)	related communication networks or customer communication systems, and
(e)	related Electronic Funds Transfer Systems,

by which data are electronically collected, transmitted, processed, stored, and retrieved.

3.	In addition to the exclusions in the attached bond, the following exclusions are applicable to this Insuring Agreement:

(a)	loss resulting directly or indirectly from the theft of confidential information, material or data; and
(b)

loss resulting directly or indirectly from entries or changes made by an individual authorized to have access to a Computer System who acts in good faith on instructions, unless such instructions are given to that individual by a software contractor (or by a partner, officer or employee thereof) authorized by the Insured to design, develop, prepare, supply service, write or implement programs for the Insured’s Computer System.

4.	The following portions of the attached bond are not applicable to this Rider:

(a)	the initial paragraph of the bond preceding the Insuring Agreements which reads “.at any time but discovered during the Bond Period.”
(b)	Section 9-NON-REDUCTION AND NON-ACCUMULATION OF LIABILITY AND TOTAL LIABILITY
(c)	Section 10-LIMIT OF LIABILITY

5.	The Coverage afforded by this rider applies only to loss discovered by the Insured during the period this Rider is in force.

6.

All loss or series of losses involving the fraudulent activity of one individual, or involving fraudulent activity in which one individual is implicated, whether or not that individual is specifically identified, shall be treated as one loss. A Series of losses involving unidentified individuals but arising from the same method of operation may be deemed by the Underwriter to involve the same individual and in that event shall be treated as one loss.

7.

The Limit of Liability for the coverage provided by this Rider shall be ($25,000,000), it being understood however, that such liability shall be part of and not in addition to the Limit of Liability stated in Item 3 of the Declarations of the attached bond.

8.

The Underwriter shall be liable hereunder for the amount by which one loss shall be in excess of $250,000, (herein called the Deductible amount) but not in excess of the Limit of Liability stated above.

9.

If any loss is covered under this Insuring Agreement and any other Insuring Agreement or Coverage, the maximum amount payable for such loss shall not exceed the largest amount available under any one Insuring Agreement or Coverage.

103003 (10/09)	2

10.

Coverage under this Rider shall terminate upon termination or cancellation of the bond to which this Rider is attached. Coverage under this rider may also be terminated or cancelled without cancelling the bond as an entirety:

(a)	60 days after receipt by the Insured of written notice from the Underwriter of its desire to terminate or cancel coverage under this Rider, or
(b)	Immediately upon receipt by the Underwriter of a written request from the Insured to terminate or cancel coverage under this Rider.

The Underwriter shall refund to the Insured the unearned premium for this coverage under this Rider. The refund shall be computed at short rates if this Rider is terminated or cancelled or reduced by notice from, or at the instance of, the Insured.

11.	Section 4-LOSS-NOTICE-PROOF-LEGAL PROCEEDING of the Conditions and Limitations of this bond is amended by adding the following sentence:

“Proof of Loss resulting from Voice Instructions or advices covered under this bond shall include Electronic Recording of such Voice Instructions or advices.”

12.

Not withstanding the foregoing, however, coverage afforded by this Rider is not designed to provide protection against loss covered under a separate Electronic and Computer Crime Policy by whatever title assigned or by whatever Underwriter written. Any loss which is covered under such separate Policy is excluded from coverage under this bond; and the Insured agrees to make claim for such loss under its separate Policy.

13.	Nothing herein contained shall be held to vary, alter, waiver or extend any of the terms, limitations, conditions or agreements of the attached bond other than as above stated.

14.	This rider shall become effective at 12:01 a.m. Standard time on 07/01/2016.

By:

Authorized Representative

103003 (10/09)	3

NATIONAL UNION FIRE INSURANCE COMPANY

OF PITTSBURGH, PA

INSURING AGREEMENT K

To be attached to and form a part of Investment Company Blanket Bond No 6214332.

in favor of PIMCO Funds.

It is agreed that:

(1)	The attached bond is amended by adding an additional Insuring Agreement as follows:

UNAUTHORIZED SIGNATURES

Loss resulting directly from the insured having accepted, paid or cashed any check or withdrawal order, draft, made or drawn on a customer’s account which bears the signature or endorsement of one other than a person whose name and signature is on the application on file with the Insured as a signatory on such account.

(2)	It shall be a condition precedent to the Insured’s right of recovery under this rider that the Insured shall have on file signatures all persons who are authorized signatories on such account.

(3)

The Single Loss Limit of Liability for the coverage provided by this rider shall be $50,000, it being understood, however, that such liability shall be part of, and not in addition to, the Aggregate Limit of Liability stated in item 3. of the Declarations of the attached bond.

(4)

The Underwriter shall not be liable under the Unauthorized Signatures Rider for any loss on account of any instrument unless the amount of such instrument shall be excess of $5,000, (herein called Deductible Amount), and unless such loss on account of such instrument, after deducting all recoveries on account of such instrument made prior to the payment of such loss by the Underwriter, shall be in excess of such Deductible Amount and then for such excess only, but in no event more than the amount of the attached bond, or the amount of coverage under the Unauthorized Signatures Rider, if the amount of such coverage is less than the amount of the attached bond.

(5)	Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, limitations, conditions, or provisions of the attached bond other than as above stated.

(6)	The rider is effective as of 12:01 a.m. standard time on 07/01/2016 as specified in the bond.

By:

Authorized Representative

103004 (10/09)

NATIONAL UNION FIRE INSURANCE COMPANY

OF PITTSBURGH, PA

INSURING AGREEMENT L

To be attached to and form part of Bond No 6214332.

Issued to PIMCO Funds.

It is agreed that:

1.	The attached bond is amended by adding an additional Insuring Agreement as follows:

AUTOMATED PHONE SYSTEM

I.

Loss caused by an Automated Phone System (“APS”) Transaction, where the request for such APS Transaction is unauthorized or fraudulent and is made with the manifest intent to deceive; provided, that the entity which receives such request generally maintains and follows during the bond Period all APS Designated Procedures with respect to APS Transactions. The Unintentional isolated failure of such entity to maintain and follow a particular APS Designated Procedure in a particular instance shall not preclude coverage under this Insuring Agreement, subject to the exclusions herein and in the Bond.

1.       Definitions. The following terms used in this Insuring Agreement shall have the following meanings:

a.         “APS Transaction” means any APS Redemption, APS Exchange or APS Election.

b.       “APS Redemption” means any redemption of shares issued by an Investment Company which is requested over the telephone by means of information transmitted by an individual caller through use of a telephone keypad.

c.       “APS Election” means any election concerning dividend options available to Fund Shareholders which is made over the telephone by means of information transmitted by an individual caller through use of a telephone keypad.

d.      “APS Exchange” means any exchange of shares in a registered account of one Fund into shares in an identically registered account of another Fund in the same complex pursuant to exchange privileges of the two Funds, which exchange is requested over the telephone by means of information transmitted by an individual caller through use of a telephone keypad.

103014 (10/09)	1

e.      “APS Designated Procedures” means all of the following procedures:

(1)    Election in Application:  No APS Redemption shall be executed unless the shareholder to whose account such an APS Redemption relates has previously elected by Official Designation to permit such APS Redemption.

(2)    Logging:  All APS Transaction requests shall be logged or otherwise recorded, so as to preserve all of the information transmitted by an individual caller through use of a telephone keypad in the course of such a request, and the records shall be retained for at least six months.

(a)  Information contained in the records shall be capable of being retrieved through the following methods:

audio tape and or transactions stored on computer disks

(b)  Information contained in the records shall be capable of being retrieved and produced within a reasonable time after retrieval of specific information is requested, at a success rate of no less than 85 percent.

(3)     Identity Test:  The identity of the caller in any request for an APS Transaction shall be tested before execution of that APS Transaction by requiring the entry by the caller of a confidential personal identification number (“PIN”)

(a)  Limited Attempts to Enter PIN: If the caller fails to enter a correct PIN within three attempts, the caller must not be allowed additional attempts during the same (telephone call/twenty-four hour day) to enter the PIN

(4)  Written Confirmation: A written confirmation of any APS Transaction shall be mailed to the shareholder(s) to whose account such APS Transaction relates, at the original record address, by the end of the Insured’s next regular processing cycle, but in no event later than five business days following such APS Transaction.

(5)  Access to APS Equipment: Access to the equipment which permits the entity receiving the APS Transaction request to process and effect the transaction shall be limited in the following manner:

2.  Exclusions.  It is further understood and agreed that this extension shall not cover:

a.  Any loss covered under Insuring Agreement A. Fidelity, of this Bond;

b.  Any loss resulting from:

(1)    The redemption of shares, where the proceeds of such redemption are made payable to other than

(i)            the shareholder of record, or

103014 (10/09)	2

(ii)            a person officially Designated to receive redemption proceeds, or

(iii)          a bank account officially Designated to receive redemption proceeds, or

(2)  The redemption of shares, where the proceeds of such redemption are paid by check mailed to any address, unless such address has either been

(i)	designated by voice over the telephone or in writing without a signature guarantee, in either case at least thirty (30) days prior to such redemption, or

(ii)	Officially Designated, or

(iii) Verified by any other procedures which may be stated below in this Rider, or

(3)  The redemption of shares, where the proceeds of such redemption are paid by wire transfer to other than the shareholder’s officially Designated bank account, or

(4)  The Intentional failure to adhere to one or more APS Designated Procedures.

2.	Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, limitations, conditions or provisions of the attached bond other than above stated.

3.	This rider shall become effective as of 12:01 a.m. on 07/01/2016, standard time as specified in the bond.

By:

Authorized Representative

103014 (10/09)	3

NATIONAL UNION FIRE INSURANCE COMPANY

OF PITTSBURGH, PA

INSURING AGREEMENT M

TELEFACSIMILE TRANSMISSIONS

To be attached to and form part of Investment Company Blanket Bond No. 6214332.

issued to PIMCO Funds.

It is agreed that:

1.	The attached bond is amended by adding an additional Insuring Agreement as follows:

TELEFACSIMILE TRANSMISSIONS

Loss resulting by reason of the Insured having transferred, paid or delivered any funds or Property, established any credit, debited any account, or given any value relying on any fraudulent instructions sent by a customer or financial institution by Telefacsimile Transmission directed to the Insured, authorizing or acknowledging the transfer, payment, or delivery of funds or property, the establishment of a credit, debiting of any account, or the giving of value by the Insured, but only if such telefacsimile instructions:

i)

bear a valid test key exchanged between the Insured and a customer or another financial institution with authority to use such test key for Telefacsimile instructions in the ordinary course of business, but which test key has been wrongfully obtained by a person who was not authorized to initiate, make, validate or authenticate a test key arrangement; and

ii)

fraudulently purport to have been sent by such customer or financial institution, but which telefacsimile instruction were transmitted without the knowledge or consent of such customer or financial institution by a person other than such customer or financial institution and which bear a forged signature.

As used in this Insuring Agreement, “Telefacsimile” means a system of transmitting written documents by electronic signals over telephone lines to equipment maintained by the Insured within its communication room for the purposes of reproducing a copy of said document. It does not mean electronic communication sent by Telex, TWC, or electronic mail, or Automated Clearing House.

2.

The Single Loss Limit of Liability for the coverage provided under the TELEFACSIMILE TRANSMISSIONS Insuring Agreement shall be it being understood, however, that such liability shall be part of, and not in addition to, the aggregate limit of liability stated in Item 3 of the Declaration of the attached bond.

3.	The Underwriter shall be liable hereunder for the amount by which a Single Loss exceeds the Deductible Amount of $25,000,000, but not in excess of the Single Limit of Liability stated above.

103005 (10/09)	1

4.	Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, limitations conditions or agreements of the attached bond other than as above stated.

5.	This rider is effective as of 12:01 a.m. on 07/01/2016, standard time as specified in the attached bond.

By:

Authorized Representative

103005 (10/09)	2

NATIONAL UNION FIRE INSURANCE COMPANY

OF PITTSBURGH, PA

AMENDMENT TO TERMINATION

To be attached to and form part of Investment Company Blanket Bond No. 6214332.

in favor of PIMCO Funds.

It is agreed that:

1. The attached bond is hereby amended by deleting Section 13. TERMINATION in its entirety and replacing it with the following:

SECTION13. TERMINATION

The Underwriter may terminate this bond as an entirety by furnishing written notice specifying the termination date which cannot be prior to 90 days after the receipt of such written notice by each Investment Company named as Insured and the Securities and Exchange Commission, Washington, D.C. The Insured may terminate this bond as an entirety by furnishing written notice to the Underwriter. When the Insured cancels, the Insured shall furnish written notice to the Securities and Exchange Commission, Washington, D.C. prior to 90 days before the effective date of the termination. The Underwriter shall notify all other Investment Companies named as Insured of the receipt of such termination notice and the termination cannot be effective prior to 90 days after receipt of written notice by all other Investment Companies. Premiums are earned until the termination date as set forth herein.

This Bond will terminate as to any one Insured (other than a registered management investment company) immediately upon taking over of such Insured by a receiver or other liquidator or by State or Federal officials, or immediately upon the filing of a petition under any State or Federal statute relative to bankruptcy or reorganization of the Insured, or assignment for he benefit of creditors of the Insured, or immediately upon such Insured ceasing to exist, whether through merger into another entity, or by disposition of all of its assets.

This Bond will terminate as to any registered management investment company upon the expiration of 90 days after written notice has been given to the Securities and Exchange Commission, Washington, D.C.

The Underwriter shall refund the unearned premium computed at short rates in accordance with the standard short rate cancellation tables if terminated by the Insured or pro rata terminated for any other reason.

This bond shall terminate

a.

as to any Employee as soon as any partner, officer or supervisory Employee of the Insured, who is not in collusion with such Employee, shall learn of any dishonest or fraudulent act(s), including Larceny or Embezzlement on the part of such Employee without prejudice to the loss of any Property then in transit in the custody of such Employee and upon the expiration of ninety (90) days after written notice has been given to the Securities and Exchange Commission, Washington, D.C. (See Section 16(d)) and to the Insured Investment Company, or

103012 (10/09)	1

b.

as to any Employee 90 days after receipt by each Insured and by the Securities and Exchange Commission of a written notice from the Underwriter of its desire to terminate this bond as to such Employee, or

c.

as to any person, who is a partner, officer or employee of any Electronic Data Processor covered under this bond, from and after the time that the Insured or any partner or officer thereof not in collusion with such person shall have knowledge or information that such person has committed any dishonest or fraudulent act(s), including Larceny or Embezzlement in the service of the Insured or otherwise, whether such act be committed before or after the time this bond is effective and upon the expiration of ninety (90) days after written notice has been given by the Underwriter to the Securities and Exchange Commission, Washington DC and to the insured Investment Company.

2            Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, limitations, conditions, or provisions of the attached bond other than as above stated.

3            This rider is effective as of 12:01 a.m. on 07/01/2016.

By:

Authorized Representative

103012 (10/09)	2

This endorsement, effective 7/01/2016 at 12:01 AM, forms a part of

Policy number: 6214332

Issued to: PIMCO Funds

By: National Union Fire Insurance Company of Pittsburgh, PA

PROTECTED INFORMATION EXCLUSION

(CARVEBACK)

This endorsement modifies insurance provided under the following:

INVESTMENT COMPANY BLANKET BOND

In consideration of the premium charged, it is hereby understood and agreed that this policy does not cover loss resulting directly or indirectly from the: (i) “theft,” disappearance or destruction of; (ii) unauthorized use or disclosure of; (iii) unauthorized access to; or (iv) failure to protect any:

(1)	confidential or non-public; or
(2)	personal or personally identifiable;

information that any person or entity has a duty to protect under any law, rule or regulation, any agreement or any industry guideline or standard.

This exclusion shall not apply to loss of any money, securities or tangible property:

(a)	owned by the Insured;

(b)	held by the Insured in any capacity; or

(c)	owned and held by someone else under circumstances which make the Insured responsible for the Property prior to the occurrence of the loss;

that was the subject of a theft, disappearance, damage or destruction resulting directly from the unauthorized use or disclosure of such information.

ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS REMAIN UNCHANGED.

© American International Group, Inc. All rights reserved.

AUTHORIZED REPRESENTATIVE

115903 (10/13)	Page 1 of 1

This rider, effective 7/01/2016 at 12:01 AM, forms a part of

Bond number: 6214332

Issued to: PIMCO Funds

By: National Union Fire Insurance Company of Pittsburgh, PA

INDIRECT OR CONSEQUENTIAL LOSS EXCLUSION

This rider modifies insurance provided under the following:

INVESTMENT COMPANY BLANKET BOND

It is agreed that:

1.	This bond shall not cover any indirect or any consequential loss of any nature including, but not limited to fines, penalties, multiple or punitive damages.

2.	Nothing contained here shall be held to vary, alter, waive or extend any of the terms, limitations, conditions, or agreements of the attached bond other than as above stated.

© American International Group, Inc. All rights reserved.

AUTHORIZED REPRESENTATIVE

113022 (10/12)	Page 1 of 1

INVESTMENT COMPANY BLANKET BOND

The Underwriter, in consideration of an agreed premium, and subject to the Declarations made a part hereof, the General Agreements, Conditions and Limitations and other terms of this bond, agrees with the Insured, in accordance with the Insuring Agreements hereof to which an amount of insurance is applicable as set forth in Item 3 of the Declarations and with respect to loss sustained by the Insured at any time but discovered during the Bond Period, to indemnify and hold harmless the Insured for:

INSURING AGREEMENTS

(A)	FIDELITY

Loss resulting from any dishonest or fraudulent act(s), including Larceny or Embezzlement committed by an Employee, committed anywhere and whether committed alone or in collusion with others, including loss of Property resulting from such acts of an Employee, which Property is held by the Insured for any purpose or in any capacity and whether so held gratuitously or not and whether or not the Insured is liable therefor.

Dishonest or fraudulent act(s) as used in this Insuring Agreement shall mean only dishonest or fraudulent act(s) committed by such Employee with the manifest intent:

(a)	to cause the Insured to sustain such loss; and
(b)

to obtain financial benefit for the Employee, or for any other person or organization intended by the Employee to receive such benefit, other than salaries, commissions, fees, bonuses, promotions, awards, profit sharing, pensions or other employee benefits earned in the normal course of employment.

(B)	AUDIT EXPENSE

Expense incurred by the Insured for that part of the costs of audits or examinations required by any governmental regulatory authority to be conducted either by such authority or by an independent accountant by reason of the discovery of loss sustained by the Insured through any dishonest or fraudulent act(s), including Larceny or Embezzlement of any of the Employees. The total liability of the Underwriter for such expense by reason of such acts of any Employee or in which such Employee is concerned or implicated or with respect to any one audit or examination is limited to the amount stated opposite Audit Expense in Item 3 of the Declarations; it being understood, however, that such expense shall be deemed to be a loss sustained by the Insured through any dishonest or fraudulent act(s), including Larceny or Embezzlement of one or more of the Employees and the liability under this paragraph shall be in addition to the Limit of liability stated in Insuring Agreement (A) in Item 3 of the Declarations.

(C)	ON PREMISES

Loss of Property (occurring with or without negligence or violence) through robbery, burglary, Larceny, theft, holdup, or other fraudulent means, misplacement, mysterious unexplainable disappearance, damage thereto or destruction thereof, abstraction or removal from the possession, custody or control of the Insured, and loss of subscription, conversion, redemption or deposit privileges through the misplacement or loss of Property, while the Property is (or is supposed or believed by the Insured to be) lodged or deposited within any offices or premises located anywhere, except in an office listed in Item 4 of the Declarations or amendment thereof or in the mail or with a carrier for hire other than an armored motor vehicle company, for the purpose of transportation.

Offices and Equipment

(1)

Loss of or damage to, furnishings, fixtures, stationery, supplies or equipment, within any of the Insured’s offices covered under this bond caused by Larceny or theft in, or by burglary, robbery or holdup of such office, or attempt thereat, or by vandalism or malicious mischief; or

41206 (9/84)	1

(2)

loss through damage to any such office by Larceny or theft in, or by burglary, robbery or holdup of such office or attempt thereat, or to the interior of any such office by vandalism or malicious mischief provided, in any event, that the Insured is the owner of such offices, furnishings, fixtures, stationery, supplies or equipment or is legally liable for such loss or damage, always excepting, however, all loss or damage through fire.

(D)	IN TRANSIT

Loss of Property (occurring with or without negligence or violence) through robbery, Larceny, theft, holdup, misplacement, mysterious unexplainable disappearance, being lost or otherwise made away with, damage thereto or destruction thereof, and loss of subscription, conversion, redemption or deposit privileges through the misplacement or loss of Property, while the Property is in transit anywhere in the custody of any person or persons acting as messenger, except while in the mail or with a carrier for hire, other than an armored motor vehicle company, for the purpose of transportation, such transit to begin immediately upon receipt of such Property by the transporting person or persons, and to end immediately upon delivery thereof at destination.

(E)	FORGERY OR ALTERATION

Loss through FORGERY or ALTERATION of, on or in any bills of exchange, checks, drafts, acceptances, certificates of deposit. promissory notes, or other written promises, orders or directions to pay sums certain in money, due bills, money orders, warrants, orders upon public treasuries, letters of credit, written instructions, advices or applications directed to the Insured, authorizing or acknowledging the transfer, payment, delivery or receipt of funds or Property, which instructions or advices or applications purport to have been signed or endorsed by any customer of the Insured, shareholder or subscriber to shares, whether certificated or uncertificated, of any Investment Company or by any financial or banking institution or stockbroker but which instructions, advices or applications either bear the forged signature or endorsement or have been altered without the knowledge and consent of such customer, shareholder or subscriber to shares, whether certificated or uncertificated, of an Investment Company, financial or banking institution or stockbroker, withdrawal orders or receipts for the withdrawal of funds or Property, or receipts or certificates of deposit for Property and bearing the name of the Insured as issuer, or of another Investment Company for which the Insured acts as agent, excluding, however, any loss covered under Insuring Agreement (F) hereof whether or not coverage for Insuring Agreement (F) is provided for in the Declarations of this bond.

Any check or draft (a) made payable to a fictitious payee and endorsed in the name of such fictitious payee or (b) procured in a transaction with the maker or drawer thereof or with one acting as an agent of such maker or drawer or anyone impersonating another and made or drawn payable to the one so impersonated and endorsed by anyone other than the one impersonated, shall be deemed to be forged as to such endorsement.

Mechanically reproduced facsimile signatures are treated the same as handwritten signatures.

(F)	SECURITIES

Loss sustained by the Insured, including loss sustained by reason of a violation of the constitution, by-laws, rules or regulations of any Self Regulatory Organization of which the Insured is a member or which would have been imposed upon the Insured by the constitution, by-laws, rules or regulations of any Self Regulatory Organization if the Insured had been a member thereof,

(1)

through the Insured’s having, in good faith and in the course of business, whether for its own account or for the account of others, in any representative, fiduciary, agency or any other capacity, either gratuitously or otherwise, purchased or otherwise acquired, accepted or received, or sold or delivered, or given any value, extended any credit or assumed any liability, on the faith of, or otherwise acted upon, any securities, documents or other written instruments which prove to have been

41206 (9/84)	2

(a)	counterfeited, or
(b)

forged as to the signature of any maker, drawer, issuer, endorser, assignor, lessee, transfer agent or registrar, acceptor, surety or guarantor or as to the signature of any person signing in any other capacity, or

(c)	raised or otherwise altered, or lost, or stolen, or

(2)

through the Insured’s having, in good faith and in the course of business, guaranteed in writing or witnessed any signatures whether for valuable consideration or not and whether or not such guaranteeing or witnessing is ultra vires the Insured, upon any transfers, assignments, bills of sale, powers of attorney, guarantees, endorsements or other obligations upon or in connection with any securities, documents or other written instruments and which pass or purport to pass title to such securities, documents or other written instruments; EXCLUDING, losses caused by FORGERY or ALTERATION of, on or in those instruments covered under Insuring Agreement (E) hereof.

Securities, documents or other written instruments shall be deemed to mean original (including original counterparts) negotiable or non-negotiable agreements which in and of themselves represent an equitable interest, ownership, or debt, including an assignment thereof which instruments are in the ordinary course of business, transferable by delivery of such agreements with any necessary endorsement or assignment.

The word “counterfeited” as used in this Insuring Agreement shall be deemed to mean any security, document or other written instrument which is intended to deceive and to be taken for an original.

Mechanically produced facsimile signatures are treated the same as handwritten signatures.

(G)	COUNTERFEIT CURRENCY

Loss through the receipt by the Insured, in good faith, of any counterfeited money orders or altered paper currencies or coin of the United States of America or Canada issued or purporting to have been issued by the United States of America or Canada or issued pursuant to a United States of America or Canadian statute for use as currency.

(H)	STOP PAYMENT

Loss against any and all sums which the Insured shall become obligated to pay by reason of the Liability imposed upon the Insured by law for damages:

For having either complied with or failed to comply with any written notice of any customer, shareholder or subscriber of the Insured or any Authorized Representative of such customer, shareholder or subscriber to stop payment of any check or draft made or drawn by such customer, shareholder or subscriber or any Authorized Representative of such customer, shareholder or subscriber, or

For having refused to pay any check or draft made or drawn by any customer, shareholder or subscriber of the Insured or any Authorized Representative of such customer, shareholder or subscriber.

(I)	UNCOLLECTIBLE ITEMS OF DEPOSIT

Loss resulting from payments of dividends or fund shares, or withdrawals permitted from any customer’s, shareholder’s or subscriber’s account based upon Uncollectible Items of Deposit of a customer, shareholder or subscriber credited by the Insured or the Insured’s agent to such customer’s, shareholder’s or subscriber’s Mutual Fund Account; or

loss resulting from any Item of Deposit processed through an Automated Clearing House which is reversed by the customer, shareholder or subscriber and deemed uncollectible by the Insured.

41206 (9/84)	3

Loss includes dividends and interest accrued not to exceed 15% of the Uncollectible Items which are deposited.

This Insuring Agreement applies to all Mutual Funds with “exchange privileges” if all Fund(s) in the exchange program are insured by a National Union

Fire Insurance Company of Pittsburgh, PA for Uncollectible Items of Deposit. Regardless of the number of transactions between Fund(s), the minimum number of days of deposit within the Fund(s) before withdrawal as declared in the Fund(s) prospectus shall begin from the date a deposit was first credited to any Insured Fund(s).

GENERAL AGREEMENTS

A .	ADDITIONAL OFFICES OR EMPLOYEES-CONSOLIDATION OR MERGER-NOTICE

1.

If the Insured shall, while this bond is in force, establish any additional office or offices, such office or offices shall be automatically covered hereunder from the dates of their establishment, respectively. No notice to the Underwriter of an increase during any premium period in the number of offices or in the number of Employees at any of the offices covered hereunder need be given and no additional premium need be paid for the remainder of such premium period.

2.

If an Investment Company, named as Insured herein, shall, while this bond is in force, merge or consolidate with, or purchase the assets of another institution, coverage for such acquisition shall apply automatically from the date of acquisition. The Insured shall notify the Underwriter of such acquisition within 60 days of said date, and an additional premium shall be computed only if such acquisition involves additional offices or employees.

B.	WARRANTY

No statement made by or on behalf of the Insured, whether contained in the application or otherwise, shall be deemed to be a warranty of anything except that it is true to the best of the knowledge and belief of the person making the statement.

C.	COURT COSTS AND ATTORNEYS’ FEES
(Applicable to all Insuring Agreements or Coverages now or hereafter forming part of this bond)

The Underwriter will indemnify the Insured against court costs and reasonable attorneys’ fees incurred and paid by the Insured in defense, whether or not successful, whether or not fully litigated on the merits and whether or not settled of any suit or legal proceeding brought against the Insured to enforce the Insured’s liability or alleged liability on account of any loss, claim or damage which, if established against the Insured, would constitute a loss sustained by the Insured covered under the terms of this bond provided, however, that with respect to Insuring Agreement (A) this indemnity shall apply only in the event that

(1)	an Employee admits to being guilty of any dishonest or fraudulent act(s), including Larceny or Embezzlement; or
(2)	an Employee is adjudicated to be guilty of any dishonest or fraudulent act(s), including Larceny or Embezzlement;
(3)	in the absence of (1) or (2) above an arbitration panel agrees, after a review of an agreed statement of facts, that an Employee would be found guilty of dishonesty if such Employee were prosecuted.

The Insured shall promptly give notice to the Underwriter of any such suit or legal proceeding and at the request of the Underwriter shall furnish it with copies of all pleadings and other papers therein. At the Underwriter’s election the Insured shall permit the Underwriter to conduct the defense of such suit or legal proceeding, in the Insured’s name, through attorneys of the Underwriter’s selection. In such event, the Insured shall give all reasonable information and assistance which the Underwriter shall deem necessary to the proper defense of such suit or legal proceeding.

41206 (9/84)	4

If the amount of the Insured’s liability or alleged liability is greater than the amount recoverable under this bond, or if a Deductible Amount is applicable, or both, the liability of the Underwriter under this General Agreement is limited to the proportion of court costs and attorneys’ fees incurred and paid by the Insured or by the Underwriter that the amount recoverable under this bond bears to the total of such amount plus the amount which is not so recoverable. Such indemnity shall be in addition to the Limit of Liability for the applicable Insuring Agreement or Coverage.

D.	FORMER EMPLOYEE

Acts of an Employee, as defined in this bond, are covered under Insuring Agreement (A) only while the Employee is in the Insured’s employ. Should loss involving a former Employee of the Insured be discovered subsequent to the termination of employment, coverage would still apply under Insuring Agreement (A) if the direct proximate cause of the loss occurred while the former Employee performed duties within the scope of his/her employment.

THE FOREGOING INSURING AGREEMENTS AND

GENERAL AGREEMENTS ARE SUBJECT TO

THE FOLLOWING CONDITIONS

AND LIMITATIONS:

SECTION 1. DEFINITIONS

The following terms, as used in this bond, shall have the respective meanings stated in this Section:

(a)	“Employee” means:

(1)	any of the Insured’s officers, partners, or employees, and
(2)

any of the officers or employees of any predecessor of the Insured whose principal assets are acquired by the Insured by consolidation or merger with, or purchase of assets or capital stock of such predecessor. and

(3)

attorneys retained by the Insured to perform legal services for the Insured and the employees of such attorneys while such attorneys or the employees of such attorneys are performing such services for the Insured, and

(4)	guest students pursuing their studies or duties in any of the Insured’s offices, and
(5)

directors or trustees of the Insured, the investment advisor, underwriter (distributor), transfer agent, or shareholder accounting record keeper, or administrator authorized by written agreement to keep financial and/or other required records, but only while performing acts coming within the scope of the usual duties of an officer or employee or while acting as a member of any committee duly elected or appointed to examine or audit or have custody of or access to the Property of the Insured, and

(6)

any individual or individuals assigned to perform the usual duties of an employee within the premises of the Insured, by contract, or by any agency furnishing temporary personnel on a contingent or part-time basis, and

(7)

each natural person, partnership or corporation authorized by written agreement with the Insured to perform services as electronic data processor of checks or other accounting records of the Insured, but excluding any such processor who acts as transfer agent or in any other agency capacity in issuing checks, drafts or securities for the Insured, unless included under Sub-section (9) hereof, and

(8)	those persons so designated in Section 15, Central Handling of Securities, and
(9)	any officer, partner or Employee of

a)	an investment advisor,
b)	an underwriter (distributor),
c)	a transfer agent or shareholder accounting record-keeper, or

41206 (9/84)	5

d)	an administrator authorized by written agreement to keep financial and/or other required records,

for an Investment Company named as Insured while performing acts coming within the scope of the usual duties of an officer or Employee of any Investment Company named as Insured herein, or while acting as a member of any committee duly elected or appointed to examine or audit or have custody of or access to the Property of any such Investment Company, provided that only Employees or partners of a transfer agent, shareholder accounting record-keeper or administrator which is an affiliated person as defined in the Investment Company Act of 1940, of an Investment Company named as Insured or is an affiliated person of the adviser, underwriter or administrator of such Investment Company, and which is not a bank, shall be included within the definition of Employee.

Each employer of temporary personnel or processors as set forth in Sub- Sections (6) and of Section 1(a) and their partners, officers and employees shall collectively be deemed to be one person for all the purposes of this bond, excepting, however, the last paragraph of Section 13.

Brokers, or other agents under contract or representatives of the same general character shall not be considered Employees.

(b)

“Property” means money (i.e currency, coin, bank notes, Federal Reserve notes), postage and revenue stamps, U.S. Savings Stamps, bullion, precious metals of all kinds and in any form and articles made therefrom, jewelry, watches, necklaces, bracelets, gems, precious and semi-precious stones, bonds, securities, evidences of debts, debentures, scrip, certificates, interim receipts, warrants, rights, puts, calls, straddles, spreads, transfers, coupons, drafts, bills of exchange, acceptances, notes, checks, withdrawal orders, money orders, warehouse receipts, bills of lading, conditional sales contracts, abstracts of title, insurance policies, deeds, mortgages under real estate and/or chattels and upon interests therein, and assignments of such policies, mortgages and instruments, and other valuable papers, including books of account and other records used by the Insured in the conduct of its business, and all other instruments similar to or in the nature of the foregoing including Electronic Representations of such instruments enumerated above (but excluding all data processing records) in which the Insured has an interest or in which the Insured acquired or should have acquired an interest by reason of a predecessor’s declared financial condition at the time of the Insured’s consolidation or merger with, or purchase of the principal assets of, such predecessor or which are held by the Insured for any purpose or in any capacity and whether so held by the Insured for any purpose or in any capacity and whether so held gratuitously or not and whether or not the Insured is liable therefor.

(c)	“Forgery” means the signing of the name of another with intent to deceive; it does not include the signing of one’s own name with or without authority, in any capacity, for any purpose.

(d)	“Larceny and Embezzlement” as it applies to any named Insured means those acts as set forth in Section 37 of the Investment Company Act of 1940.

(e)	“Items of Deposit” means any one or more checks and drafts. Items of Deposit shall not be deemed uncollectible until the Insured’s collection procedures have failed.

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SECTION 2. EXCLUSIONS THIS BOND DOES NOT COVER:

(a)	loss effected directly or indirectly by means of forgery or alteration of, on or in any instrument, except when covered by Insuring Agreement (A), (E), (F) or (G).
(b)

loss due to riot or civil commotion outside the United States of America and Canada; or loss due to military, naval or usurped power, war or insurrection unless such loss occurs in transit in the circumstances recited in Insuring Agreement (D), and unless, when such transit was initiated, there was no knowledge of such riot, civil commotion, military, naval or usurped power, war or insurrection on the part of any person acting for the Insured in initiating such transit.

(c)

loss, in time of peace or war, directly or indirectly caused by or resulting from the effects of nuclear fission or fusion or radioactivity; provided, however, that this paragraph shall not apply to loss resulting from industrial uses of nuclear energy.

(d)

loss resulting from any wrongful act or acts of any person who is a member of the Board of Directors of the Insured or a member of any equivalent body by whatsoever name known unless such person is also an Employee or an elected official, partial owner or partner of the Insured in some other capacity, nor, in any event, loss resulting from the act or acts of any person while acting in the capacity of a member of such Board or equivalent body.

(e)

loss resulting from the complete or partial non-payment of, or default upon, any loan or transaction in the nature of, or amounting to, a loan made by or obtained from the Insured or any of its partners, directors or Employees, whether authorized or unauthorized and whether procured in good faith or through trick, artifice, fraud or false pretenses. unless such loss is covered under Insuring Agreement (A), (E) or (F).

(f)	loss resulting from any violation by the Insured or by any Employee
(1)

of law regulating (a) the issuance, purchase or sale of securities, (b) securities transactions upon Security Exchanges or over the counter market, (c) Investment Companies, or (d) Investment Advisors, or

(2)	of any rule or regulation made pursuant to any such law, unless such loss, in the absence of such laws, rules or regulations, would be covered under Insuring Agreements (A) or (E).

(g)

loss of Property or loss of privileges through the misplacement or loss of Property as set forth in Insuring Agreement (C) or (D) while the Property is in the custody of any armored motor vehicle company, unless such loss shall be in excess of the amount recovered or received by the Insured under (a) the Insured’s contract with said armored motor vehicle company, (b) insurance carried by said armored motor vehicle company for the benefit of users of its service, and (c) all other insurance and indemnity in force in whatsoever form carried by or for the benefit of users of said armored motor vehicle company’s service, and then this bond shall cover only such excess.

(h)	potential income, including but not limited to interest and dividends, not realized by the Insured because of a loss covered under this bond, except as included under Insuring Agreement (I).
(i)	all damages of any type for which the Insured is legally liable, except direct compensatory damages arising from a loss covered under this bond.
(j)	loss through the surrender of Property away from an office of the Insured as a result of a threat

(1)

to do bodily harm to any person, except loss of Property in transit in the custody of any person acting as messenger provided that when such transit was initiated there was no knowledge by the Insured of any such threat, or

(2)	to do damage to the premises or Property of the Insured, except when covered under Insuring Agreement (A).

41206 (9/84)	7

(k)

all costs, fees and other expenses incurred by the Insured in establishing the existence of or amount of loss covered under this bond unless such indemnity is provided for under Insuring Agreement (B).

(l)

loss resulting from payments made or withdrawals from the account of a customer of the Insured, shareholder or subscriber to shares involving funds erroneously credited to such account, unless such payments are made to or withdrawn by such depositor or representative of such person, who is within the premises of the drawee bank of the Insured or within the office of the Insured at the time of such payment or withdrawal or unless such payment is covered under Insuring Agreement (A).

(m)

any loss resulting from Uncollectible Items of Deposit which are drawn from a financial institution outside the fifty states of the United States of America, District of Columbia, and territories and possessions of the United States of America, and Canada.

SECTION 3. ASSIGNMENT OF RIGHTS

This bond does not afford coverage in favor of any Employers of temporary personnel or of processors as set forth in sub-sections (6) and (7) of Section 1(a) of this bond, as aforesaid, and upon payment to the Insured by the Underwriter on account of any loss through dishonest or fraudulent act(s) including Larceny or Embezzlement committed by any of the partners, officers or employees of such Employers, whether acting alone or in collusion with others, an assignment of such of the Insured’s rights and causes of action as it may have against such Employers by reason of such acts so committed shall, to the extent of such payment, be given by the Insured to the Underwriter, and the Insured shall execute all papers necessary to secure to the Underwriter the rights herein provided for.

SECTION 4. LOSS -NOTICE -PROOF- LEGAL PROCEEDINGS

This bond is for the use and benefit only of the Insured named in the Declarations and the Underwriter shall not be liable hereunder for loss sustained by anyone other than the Insured unless the Insured, in its sole discretion and at its option, shall include such loss in the Insured’s proof of loss. At the earliest practicable moment after discovery of any loss hereunder the Insured shall give the Underwriter written notice thereof and shall also within six months after such discovery furnish to the Underwriter affirmative proof of loss with full particulars. If claim is made under this bond for loss of securities or shares, the Underwriter shall not be liable unless each of such securities or shares is identified in such proof of loss by a certificate or bond number or, where such securities or shares are uncertificated, by such identification means as agreed to by the Underwriter. The Underwriter shall have thirty days after notice and proof of loss within which to investigate the claim, but where the loss is clear and undisputed, settlement shall be made within forty-eight hours; and this shall apply notwithstanding the loss is made up wholly or in part of securities of which duplicates may be obtained. Legal proceedings for recovery of any loss hereunder shall not be brought prior to the expiration of sixty days after such proof of loss is filed with the Underwriter nor after the expiration of twenty-four months from the discovery of such loss, except that any action or proceeding to recover hereunder on account of any judgment against the Insured in any suit mentioned in General Agreement C or to recover attorneys’ fees paid in any such suit, shall be begun within twenty-four months from the date upon which the judgment in such suit shall become final. If any limitation embodied in this bond is prohibited by any law controlling the construction hereof, such limitation shall be deemed to be amended so as to be equal to the minimum period of limitation permitted by such law.

Discovery occurs when the Insured

(a)	becomes aware of facts, or
(b)	receives written notice of an actual or potential claim by a third party which alleges that the Insured is liable under circumstance

41206 (9/84)	8

which would cause a reasonable person to assume that a loss covered by the bond has been or will be incurred even though the exact amount or details of loss may not be then known.

SECTION 5. VALUATION OF PROPERTY

The value of any Property, except books of accounts or other records used by the Insured in the conduct of its business, for the loss of which a claim shall be made hereunder, shall be determined by the average market value of such Property on the business day next preceding the discovery of such loss; provided, however, that the value of any Property replaced by the Insured prior to the payment of claim therefor shall be the actual market value at the time of replacement; and further provided that in case of a loss or misplacement of interim certificates, warrants, rights, or other securities, the production which is necessary to the exercise of subscription, conversion, redemption or deposit privileges, the value thereof shall be the market value of such privileges immediately preceding the expiration thereof if said loss or misplacement is not discovered until after their expiration. If no market price is quoted for such Property or for such privileges, the value shall be fixed by agreement between the parties or by arbitration.

In case of any loss or damage to Property consisting of books of accounts or other records used by the Insured in the conduct of its business, the Underwriter shall be liable under this bond only if such books or records are actually reproduced and then for not more than the cost of blank books, blank pages or other materials plus the cost of labor for the actual transcription or copying of data which shall have been furnished by the Insured in order to reproduce such books and other records.

SECTION 6. VALUATION OF PREMISES AND FURNISHINGS

In case of damage to any office of the Insured, or loss of or damage to the furnishings, fixtures, stationery, supplies, equipment, safes or vaults therein, the Underwriter shall not be liable for more than the actual cash value thereof, or for more than the actual cost of their replacement or repair. The Underwriter may, at its election, pay such actual cash value or make such replacement or repair. If the Underwriter and the Insured cannot agree upon such cash value or such cost of replacement or repair, such shall be determined by arbitration.

SECTION 7. LOST SECURITIES

If the Insured shall sustain a loss of securities the total value of which is in excess of the limit stated in Item 3 of the Declarations of this bond, the liability of the Underwriter shall be limited to payment for, or duplication of, securities having value equal to the limit stated in Item 3 of the Declarations of this bond.

If the Underwriter shall make payment to the Insured for any loss of securities, the Insured shall thereupon assign to the Underwriter all of the Insured’s rights, title and interests in and to said securities.

With respect to securities the value of which do not exceed the Deductible Amount (at the time of the discovery of the loss) and for which the Underwriter may at its sole discretion and option and at the request of the Insured issue a Lost Instrument Bond or Bonds to effect replacement thereof, the Insured will pay the usual premium charged therefor and will indemnify the Underwriter against all loss or expense that the Underwriter may sustain because of the issuance of such Lost Instrument Bond or Bonds.

With respect to securities the value of which exceeds the Deductible Amount (at the time of discovery of the loss) and for which the Underwriter may issue or arrange for the issuance of a Lost Instrument Bond or Bonds to effect replacement thereof, the Insured agrees that it will pay as premium therefor a proportion of the usual premium charged therefor, said proportion being equal to the percentage that the Deductible Amount bears to the value of the securities upon discovery of the loss, and that it will indemnify the issuer of said Lost Instrument Bond or Bonds against all loss and expense that is not recoverable from the Underwriter under the terms and conditions of this INVESTMENT COMPANY BLANKET BOND subject to the Limit of Liability hereunder.

SECTION 8. SALVAGE

In case of recovery, whether made by the Insured or by the Underwriter, on account of any loss in excess of the Limit of Liability hereunder plus the Deductible Amount applicable to such loss from any

41206 (9/84)	9

source other than suretyship, insurance, reinsurance, security or indemnity taken by or for the benefit of the Underwriter, the net amount of such recovery, less the actual costs and expenses of making same, shall be applied to reimburse the Insured in full for the excess portion of such loss, and the remainder, if any, shall be paid first in reimbursement of the Underwriter and thereafter in reimbursement of the Insured for that part of such loss within the Deductible Amount. The Insured shall execute all necessary papers to secure to the Underwriter the rights provided for herein.

SECTION 9. NON-REDUCTION AND NON-ACCUMULATION OF LIABILITY AND TOTAL LIABILITY

At all times prior to termination hereof this bond shall continue in force for the limit stated in the applicable sections of Item 3 of the Declarations of this bond notwithstanding any previous loss for which the Underwriter may have paid or be liable to pay hereunder; PROVIDED, however, that regardless of the number of years this bond shall continue in force and the number of premiums which shall be payable or paid, the liability of the Underwriter under this bond with respect to all loss resulting from

(a)	any one act of burglary, robbery or holdup, or attempt thereat, in which no Partner or Employee is concerned or implicated shall be deemed to be one loss, or
(b)	any one unintentional or negligent act on the part of any one person resulting in damage to or destruction or misplacement of Property, shall be deemed to be one loss, or
(c)	all wrongful acts, other than those specified in (a) above, of any one person shall be deemed to be one loss, or
(d)

all wrongful acts, other than those specified in (a) above, of one or more persons (which dishonest act(s) or act(s) of Larceny or Embezzlement include, but are not limited to, the failure of an Employee to report such acts of others) whose dishonest act or acts intentionally or unintentionally, knowingly or unknowingly, directly or indirectly, aid or aids in any way, or permits the continuation of, the dishonest act or acts of any other person or persons shall be deemed to be one loss with the act or acts of the persons aided, or
(e)	any one casualty or event other than those specified in (a), (b), (c) or (d) preceding, shall be deemed to be one loss, and shall be limited to the applicable Limit of Liability stated in Item 3 of the Declarations of this bond irrespective of the total amount of such loss or losses and shall not be cumulative in amounts from year to year or from period to period.

Sub-section (c) is not applicable to any situation to which the language of sub-section (d) applies.

SECTION 10. LIMIT OF LIABILITY

With respect to any loss set forth in the PROVIDED clause of Section 9 of this bond which is recoverable or recovered in whole or in part under any other bonds or policies issued by the Underwriter to the Insured or to any predecessor in interest of the Insured and terminated or cancelled or allowed to expire and in which the period for discovery has not expired at the time any such loss thereunder is discovered, the total liability of the Underwriter under this bond and under other bonds or policies shall not exceed, in the aggregate, the amount carried hereunder on such loss or the amount available to the Insured under such other bonds or policies, as limited by the terms and conditions thereof, for any such loss if the latter amount be the larger.

SECTION 11. OTHER INSURANCE

If the Insured shall hold, as indemnity against any loss covered hereunder, any valid and enforceable insurance or suretyship, the Underwriter shall be liable hereunder only for such amount of such loss which is in excess of the amount of such other insurance or suretyship, not exceeding, however, the Limit of Liability of this bond applicable to such loss.

SECTION 12. DEDUCTIBLE

The Underwriter shall not be liable under any of the Insuring Agreements of this bond on account of loss as specified, respectively, in sub-sections (a), (b), (c), (d) and (e) of Section 9, NON-REDUCTION AND NON- ACCUMULATION OF LIABILITY AND

41206 (9/84)	10

TOTAL LIABILITY, unless the amount of such loss, after deducting the net amount of all reimbursement and/or recovery obtained or made by the Insured, other than from any bond or policy of insurance issued by an insurance company and covering such loss, or by the Underwriter on account thereof prior to payment by the Underwriter of such loss, shall exceed the Deductible Amount set forth in Item 3 of the Declarations hereof (herein called Deductible Amount) and then for such excess only, but in no event for more than the applicable Limit of Liability stated in Item 3 of the Declarations.

The Insured will bear, in addition to the Deductible Amount, premiums on Lost Instrument Bonds as set forth in Section 7.

There shall be no deductible applicable to any loss under Insuring Agreement A sustained by any Investment Company named as Insured herein.

SECTION 13. TERMINATION

The Underwriter may terminate this bond as an entirety by furnishing written notice specifying the termination date which cannot be prior to 60 days after the receipt of such written notice by each Investment Company named as Insured and the Securities and Exchange Commission, Washington, D.C. The Insured may terminate this bond as an entirety by furnishing written notice to the Underwriter. When the Insured cancels, the Insured shall furnish written notice to the Securities and Exchange Commission, Washington. D.C. prior to 60 days before the effective date of the termination. The Underwriter shall notify all other Investment Companies named as Insured of the receipt of such termination notice and the termination cannot be effective prior to 60 days after receipt of written notice by all other Investment Companies. Premiums are earned until the termination date as set forth herein.

This Bond will terminate as to any one Insured immediately upon taking over of such Insured by a receiver or other liquidator or by State or Federal officials, or immediately upon the filing of a petition under any State or Federal statute relative to bankruptcy or reorganization of the Insured, or assignment for the benefit of creditors of the Insured. or immediately upon such Insured ceasing to exist, whether through merger into another entity, or by disposition of all of its assets.

The Underwriter shall refund the unearned premium computed at short rates in accordance with the standard short rate cancellation tables if terminated by the Insured or pro rata if terminated for any other reason.

This Bond shall terminate

(a)

as to any Employee as soon as any partner, officer or supervisory Employee of the Insured, who is not in collusion with such Employee, shall learn of any dishonest or fraudulent act(s), including Larceny or Embezzlement on the part of such Employee without prejudice to the loss of any Property then in transit in the custody of such Employee (See Section 16[d]), or

(b)

as to any Employee 60 days after receipt by each Insured and by the Securities and Exchange Commission of a written notice from the Underwriter of its desire to terminate this bond as to such Employee, or

(c)

as to any person, who is a partner, officer or employee of any Electronic Data Processor covered under this bond, from and after the time that the Insured or any partner or officer thereof not in collusion with such person shall have knowledge or information that such person has committed any dishonest or fraudulent act(s), including Larceny or Embezzlement in the service of the Insured or otherwise, whether such act be committed before or after the time this bond is effective.

SECTION 14. RIGHTS AFTER TERMINATION OR CANCELLATION

At any time prior to the termination or cancellation of this bond as an entirety, whether by the Insured or the Underwriter, the Insured may give to the Underwriter notice that it desires under this bond an additional period of 12 months within which to discover loss sustained by the Insured prior to the

41206 (9/84)	11

effective date of such termination or cancellation and shall pay an additional premium therefor.

Upon receipt of such notice from the Insured, the Underwriter shall give its written consent thereto; provided, however, that such additional period of time shall terminate immediately;

(a)

on the effective date of any other insurance obtained by the Insured, its successor in business or any other party, replacing in whole or in part the insurance afforded by this bond, whether or not such other insurance provides coverage for loss sustained prior to its effective date, or

(b)	upon takeover of the Insured’s business by any State or Federal official or agency, or by any receiver or liquidator, acting or appointed for this purpose without the necessity of the Underwriter giving notice of such termination. In the event that such additional period of time is terminated, as provided above, the Underwriter shall refund any unearned premium.

The right to purchase such additional period for the discovery of loss may not be exercised by any State or Federal official or agency, or by any receiver or liquidator, acting or appointed to take over the Insured’s business for the operation or for the liquidation thereof or for any other purpose.

SECTION 15. CENTRAL HANDLING OF SECURITIES

Securities included in the systems for the central handling of securities established and maintained by Depository Trust Company, Midwest Depository Trust Company, Pacific Securities Depository Trust Company, and Philadelphia Depository Trust Company, hereinafter called Corporations, to the extent of the Insured’s interest therein as effective by the making of appropriate entries on the books and records of such Corporations shall be deemed to be Property.

The words “Employee” and “Employees” shall be deemed to include the officers, partners, clerks and other employees of the New York Stock Exchange, Boston Stock Exchange, Midwest Stock Exchange, Pacific Stock Ex- change and Philadelphia Stock Exchange, hereinafter called Exchanges, and of the above named Corporations, and of any nominee in whose name is registered any security included within the systems for the central handling of securities established and maintained by such Corporations, and any employee of any recognized service company, while such officers, partners, clerks and other employees and employees of service companies perform services for such Corporations in the operation of such systems. For the purpose of the above definition a recognized service company shall be any company providing clerks or other personnel to said Exchanges or Corporation on a contract basis.

The Underwriter shall not be liable on account of any loss(es) in connection with the central handling of securities within the systems established and maintained by such Corporations, unless such loss(es) shall be in excess of the amount(s) recoverable or recovered under any bond or policy of insurance indemnifying such Corporations, against such loss(es), and then the Underwriter shall be liable hereunder only for the Insured’s share of such excess loss(es), but in no event for more than the Limit of Liability applicable hereunder.

For the purpose of determining the Insured’s share of excess loss(es) it shall be deemed that the Insured has an interest in any certificate representing any security included within such systems equivalent to the interest the Insured then has in all certificates representing the same security included within such systems and that such Corporations shall use their best judgement in apportioning the amount(s) recoverable or recovered under any bond or policy of insurance indemnifying such Corporations against such loss(es) in connection with the central handling of securities within such systems among all those having an interest as recorded by appropriate entries in the books and records of such Corporations in Property involved in such loss(es) on the basis that each such interest shall share in the amount(s) so recoverable or recovered in the ratio that the value of each such interest bears to the total value of all such interests and that the Insured’s share of such excess loss(es) shall be the amount of the Insured’s interest in such Property in excess of the amount(s) so apportioned to the Insured by such Corporations.

This bond does not afford coverage in favor of such Corporations or Exchanges or any nominee in whose name is registered any security included within the systems for the central handling of securities established and maintained by such Corporations, and upon payment to the Insured by the Underwriter on account of any loss(es) within the systems, an

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assignment of such of the Insured’s rights and causes of action as it may have against such Corporations or Exchanges shall to the extent of such payment, be given by the Insured to the Underwriter, and the Insured shall execute all papers necessary to secure to the Underwriter the rights provided for herein.

SECTION 16. ADDITIONAL COMPANIES INCLUDED AS INSURED

If more than one corporation, co-partnership or person or any combination of them be included as the Insured herein:

(a)

the total liability of the Underwriter hereunder for loss or losses sustained by any one or more or all of them shall not exceed the limit for which the Underwriter would be liable hereunder if all such loss were sustained by any one of them,

(b)

the one first named herein shall be deemed authorized to make, adjust and receive and enforce payment of all claims hereunder and shall be deemed to be the agent of the others for such purposes and for the giving or receiving of any notice required or permitted to be given by the terms hereof, provided that the Underwriter shall furnish each named Investment Company with a copy of the bond and with any amendment thereto, together with a copy of each formal filing of the settlement of each such claim prior to the execution of such settlement,

(c)	the Underwriter shall not be responsible for the proper application of any payment made hereunder to said first named Insured,
(d)

knowledge possessed or discovery made by any partner, officer or supervisory Employee of any Insured shall for the purposes of Section 4 and Section 13 of this bond constitute knowledge or discovery by all the Insured, and

(e)	if the first named Insured ceases for any reason to be covered under this bond, then the Insured next named shall thereafter be considered as the first named Insured for the purposes of this bond.

SECTION 17. NOTICE AND CHANGE OF CONTROL

Upon the Insured’s obtaining knowledge of a transfer of its outstanding voting securities which results in a change in control (as set forth in Section 2(a) (9) of the Investment Company Act of 1940) of the Insured, the Insured shall within thirty (30) days of such knowledge give written notice to the Underwriter setting forth:

(a)	the names of the transferors and transferees (or the names of the beneficial owners if the voting securities are requested in another name), and
(b)	the total number of voting securities owned by the transferors and the transferees (or the beneficial owners), both immediately before and after the transfer, and
(c)	the total number of outstanding voting securities.

As used in this section, control means the power to exercise a controlling influence over the management or policies of the Insured.

Failure to give the required notice shall result in termination of coverage of this bond, effective upon the date of stock transfer for any loss in which any transferee is concerned or implicated.

Such notice is not required to be given in the case of an Insured which is an Investment Company.

SECTION 18. CHANGE OR MODIFICATION

This bond or any instrument amending or effecting same may not be changed or modified orally. No changes in or modification thereof shall be effective unless made by written endorsement issued to form a part hereof over the signature of the Underwriter’s Authorized Representative. When a bond covers only one Investment Company no change or modification which would adversely affect the rights of the Investment Company shall be effective prior to 60 days after written notification has been furnished to the Securities and Exchange Commission, Washington, D.C. by the Insured or by the

41206 (9/84)	13

Underwriter. If more than one Investment Company is named as the Insured herein, the Underwriter shall give written notice to each Investment Company and to the Securities and Exchange Commission, Washington, D.C. not less than 60 days prior to the effective date of any change or modification which would adversely affect the rights of such Investment Company.

IN WITNESS WHEREOF, the Underwriter has caused this bond to be executed on the Declarations Page.

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Chubb Group of Insurance Companies	DECLARATIONS FINANCIAL INSTITUTION
15 Mountain View Road, Warren, New Jersey 07059	EXCESS BOND FORM E

NAME OF ASSURED:	Bond Number: 82126616

PIMCO FUNDS	FEDERAL INSURANCE COMPANY Incorporated under the laws of Indiana,
650 NEWPORT CENTER DRIVE NEWPORT BEACH, CA 92660	a stock insurance company, herein called the COMPANY Capital Center, 251 North Illinois, Suite 1100 Indianapolis, IN 46204-1927

ITEM 1.	BOND PERIOD: from	12:01 a.m. on July 1, 2016
	to	12:01 a.m. on July 1, 2017

ITEM 2.	AGGREGATE LIMIT OF LIABILITY: $25,000,000

ITEM 3.	SINGLE LOSS LIMIT OF LIABILITY: $25,000,000

ITEM 4.	DEDUCTIBLE AMOUNT: $ 25,250,000

ITEM 5.	PRIMARY BOND:

Insurer: National Union Fire Insurance Company of Pittsburgh, PA

	Bond No.	6214332

	Limit	$25,000,000

	Deductible:	$250,000

	Bond Period	July 1, 2016 to July 1, 2017

ITEM 6.	COVERAGE EXCEPTIONS TO PRIMARY BOND:

NOTWITHSTANDING ANY COVERAGE PROVIDED BY THE PRIMARY BOND, THIS EXCESS BOND DOES NOT DIRECTLY OR INDIRECTLY COVER: None
ITEM 7.	TOTAL OF LIMITS OF LIABILITY OF OTHER UNDERLYING BONDS, EXCESS OF PRIMARY BOND: N/a

ITEM 8.	THE LIABILITY OF THE COMPANY IS ALSO SUBJECT TO THE TERMS OF THE FOLLOWING ENDORSEMENTS EXECUTED SIMULTANEOUSLY HEREWITH: 1 – 4

IN WITNESS WHEREOF, THE COMPANY issuing this Bond has caused this Bond to be signed by its authorized officers, but it shall not be valid unless also signed by a duly authorized representative of the Company.

Secretary	President

September 13, 2016
Date	Authorized Representative

Excess Bond (7-92)
Form 17-02-0842 (Ed. 7-92)	Page 1 of 1

The COMPANY, in consideration of the required premium, and in reliance on the statements and information furnished to the COMPANY by the ASSURED, and subject to the DECLARATIONS made a part of this bond and to all other terms and conditions of this bond, agrees to pay the ASSURED for:

Insuring Clause

Loss which would have been paid under the Primary Bond but for the fact the loss exceeds the Deductible Amount.

Coverage under this bond shall follow the terms and conditions of the Primary Bond, except with respect to:

	a.	The coverage exceptions in ITEM 6. of the DECLARATIONS; and

	b.	The limits of liability as stated in ITEM 2. and ITEM 3. of the DECLARATIONS.

With respect to the exceptions stated above, the provisions of this bond shall apply.

General Agreements

Change Or Modification Of Primary Bond	A.

If after the inception date of this bond the Primary Bond is changed or modified, written notice of any such change or modification shall be given to the COMPANY as soon as practicable, not to exceed thirty (30) days after such change or modification, together with such information as the COMPANY may request. There shall be no coverage under this bond for any loss related to such change or modification until such time as the COMPANY is advised of and specifically agrees by written endorsement to provide coverage for such change or modification.

Representations Made By Assured	B.

The ASSURED represents that all information it has furnished to the COMPANY for this bond or otherwise is complete, true and correct. Such information constitutes part of this bond.

The ASSURED must promptly notify the COMPANY of any change in any fact or circumstance which materially affects the risk assumed by the COMPANY under this bond.

Any misrepresentation, omission, concealment or incorrect statement of a material fact by the ASSURED to the COMPANY shall be grounds for recision of this bond.

Notice To Company Of Legal Proceedings Against Assured - Election To Defend	C.

The ASSURED shall notify the COMPANY at the earliest practical moment, not to exceed thirty (30) days after the ASSURED receives notice, of any legal proceeding brought to determine the ASSURED’S liability for any loss, claim or damage which, if established, would constitute a collectible loss under this bond or any of the Underlying Bonds. Concurrent with such notice, and as requested thereafter, the ASSURED shall furnish copies of all pleadings and pertinent papers to the COMPANY.

Excess Bond (7-92) R
Form 17-02-0842 (Ed. 7-92) R	Page 1 of 5

General Agreements

Notice To Company Of Legal Proceedings Against Assured - Election To Defend (continued)

If the COMPANY elects to defend all or part of any legal proceeding, the court costs and attorneys’ fees incurred by the COMPANY and any settlement or judgment on that part defended by the COMPANY shall be a loss under this bond. The COMPANY’S liability for court costs and attorneys’ fees incurred in defending all or part of such legal proceeding is limited to the proportion of such court costs and attorneys’ fees incurred that the amount recoverable under this bond bears to the amount demanded in such legal proceeding.

If the COMPANY declines to defend the ASSURED, no settlement without the prior written consent of the COMPANY or judgment against the ASSURED shall determine the existence, extent or amount of coverage under this bond, and the COMPANY shall not be liable for any costs, fees and expenses incurred by the ASSURED.

Conditions And Limitations

Definitions	1.	As used in this bond:

a.

Deductible Amount means the amount stated in ITEM 4. of the DECLARATIONS. In no event shall this Deductible Amount be reduced for any reason, including but not limited to, the non-existence, invalidity, insufficiency or uncollectibility of any of the Underlying Bonds, including the insolvency or dissolution of any Insurer providing coverage under any of the Underlying Bonds.

		b.	Primary Bond means the bond scheduled in ITEM 5. of the DECLARATIONS or any bond that may replace or substitute for such bond.

		c.	Single Loss means all covered loss, including court costs and attorneys’ fees incurred by the COMPANY under General Agreement C., resulting from:

			(1)	any one act of burglary, robbery or attempt either, in which no employee of the ASSURED is implicated, or

			(2)	any one act or series of related acts on the part of any person resulting in damage to or destruction or misplacement of property, or

			(3)	all acts other than those specified in c.(1) and c.(2), caused by any person or in which such person is implicated, or

			(4)	any one event not specified above, in c.(1), c.(2) or c.(3).

		d.	Underlying Bonds means the Primary Bond and all other insurance coverage referred to in ITEM 7. of the DECLARATIONS.

Excess Bond (7-92)
Form 17-02-0842 (Ed. 7-92)	Page 2 of 5

Conditions And Limitations (continued)

Limit Of Liability Aggregate Limit Of Liability	2.

The COMPANY’S total cumulative liability for all Single Losses of all ASSUREDS discovered during the BOND PERIOD shall not exceed the AGGREGATE LIMIT OF LIABILITY as stated in ITEM 2. of the DECLARATIONS. Each payment made under the terms of this bond shall reduce the unpaid portion of the AGGREGATE LIMIT OF LIABILITY until it is exhausted.

On exhausting the AGGREGATE LIMIT OF LIABILITY by such payments:

		a.	the COMPANY shall have no further liability for loss or losses regardless of when discovered and whether or not previously reported to the COMPANY, and

		b.

the COMPANY shall have no obligation under General Agreement C. to continue the defense of the ASSURED, and on notice by the COMPANY to the ASSURED that the AGGREGATE LIMIT OF LIABILITY has been exhausted, the ASSURED shall assume all responsibility for its defense at its own cost.

The unpaid portion of the AGGREGATE LIMIT OF LIABILITY shall not be increased or reinstated by any recovery made and applied in accordance with Section 4. In the event that a loss of property is settled by indemnity in lieu of payment, then such loss shall not reduce the unpaid portion of the AGGREGATE LIMIT OF LIABILITY.

Single Loss Limit Of Liability

The COMPANY’S liability for each Single Loss shall not exceed the SINGLE LOSS LIMIT OF LIABILITY as stated in ITEM 3. of the DECLARATIONS or the unpaid portion of the AGGREGATE LIMIT OF LIABILITY, whichever is less.

Discovery	3.	This bond applies only to loss first discovered by the ASSURED during the BOND PERIOD. Discovery occurs at the earlier of the ASSURED being aware of:

		a.	facts which may subsequently result in a loss of a type covered by this bond, or

		b.	an actual or potential claim in which it is alleged that the ASSURED is liable to a third party,

regardless of when the act or acts causing or contributing to such loss occurred, even though the amount of loss does not exceed the applicable Deductible Amount, or the exact amount or details of loss may not then be known.

Subrogation-Assignment- Recovery	4.

In the event of a payment under this bond, the COMPANY shall be subrogated to all of the ASSURED’S rights of recovery against any person or entity to the extent of such payments. On request, the ASSURED shall deliver to the COMPANY an assignment of the ASSURED’S rights, title and interest and causes of action against any person or entity to the extent of such payment.

Excess Bond (7-92)
Form 17-02-0842 (Ed. 70-2)	Page 3 of 5

Conditions And Limitations

Subrogation-Assignment- Recovery (continued)

Recoveries, whether effected by the COMPANY or by the ASSURED, shall be applied net of the expense of such recovery, first, to the satisfaction of the ASSURED’S loss which would otherwise have been paid but for the fact that it is in excess of the AGGREGATE LIMIT OF LIABILITY, second, to the COMPANY in satisfaction of amounts paid in settlement of the ASSURED’S claim and third, to the ASSURED in satisfaction of the DEDUCTIBLE AMOUNT. Recovery from reinsurance and/or indemnity of the COMPANY shall not be deemed a recovery under this Section.

Cooperation Of Assured	5.	At the COMPANY’S request and at reasonable times and places designated by the COMPANY the ASSURED shall:

		a.	submit to examination by the COMPANY and subscribe to the same under oath, and

		b.	produce for the COMPANY’S examination all pertinent records, and

		c.	cooperate with the COMPANY in all matters pertaining to the loss.

The ASSURED shall execute all papers and render assistance to secure to the COMPANY the rights and causes of action provided for under this bond. The ASSURED shall do nothing after loss to prejudice such rights or causes of action.

Termination	6.	This bond terminates as an entirety on the earliest occurrence of any of the following:

		a.	sixty (60) days after the receipt by the ASSURED of a written notice from the COMPANY of its decision to terminate this bond, or

		b.	immediately on the receipt by the COMPANY of a written notice from the ASSURED of its decision to terminate this bond, or

		c.	immediately on the appointment of a trustee, receiver or liquidator to act on behalf of the ASSURED, or the taking over of the ASSURED by State or Federal officials, or

		d.	immediately on the dissolution of the ASSURED, or

		e.	immediately on exhausting the AGGREGATE LIMIT OF LIABILITY, or

		f.	immediately on expiration of the BOND PERIOD, or

		g.	immediately on cancellation, termination or recision of the Primary Bond.

Conformity	7.

If any limitation within this bond is prohibited by any law controlling this bond’s construction, such limitation shall be deemed to be amended so as to equal the minimum period of limitation provided by such law.

Excess Bond (7-92)
Form 17-02-0842 (Ed. 7-92)	Page 4 of 5

Conditions And Limitations
(continued)

Change Or Modification Of This Bond	8.

This bond or any instrument amending or affecting this bond may not be changed or modified orally. No change in or modification of this bond shall be effective except when made by written endorsement to this bond signed by an Authorized Representative of the COMPANY.

Excess Bond (7-92)
Form 17-02-0842 (Ed. 70-2)	Page 5 of 5

	FEDERAL INSURANCE COMPANY

	Endorsement No:	1

	Bond Number:	82126616

NAME OF ASSURED: PIMCO FUNDS

PREMIUM ENDORSEMENT

It is agreed that:

1.	The premium for this bond for the period July 1, 2016 to July 1, 2017 is:

Premium: Forty seven thousand nine hundred twenty five dollars ($47,925.00)

2.	It is further agreed that this premium is subject to change during this period if amendments are made to this bond at the request of the ASSURED.

This Endorsement applies to loss discovered after 12:01 a.m. on July 1, 2016.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: September 13, 2016	By
Authorized Representative

Excess Bond

Form 17-02-0735 (Rev. 1-97)

ENDORSEMENT/RIDER

Effective date of this endorsement/rider: July 1, 2016	FEDERAL INSURANCE COMPANY

Endorsement/Rider No. 2

To be attached to and
form a part of Policy No. 82126616

Issued to: PIMCO FUNDS

COMPLIANCE WITH APPLICABLE TRADE SANCTION LAWS

It is agreed that this insurance does not apply to the extent that trade or economic sanctions or other similar laws or regulations prohibit the coverage provided by this insurance.

The title and any headings in this endorsement/rider are solely for convenience and form no part of the terms and conditions of coverage.

All other terms, conditions and limitations of this Policy shall remain unchanged.

Authorized Representative

14-02-9228 (2/2010)	Page 1

ENDORSEMENT/RIDER

Effective date of this endorsement/rider: July 1, 2016	FEDERAL INSURANCE COMPANY

Endorsement/Rider No. 3

To be attached to and
form a part of Bond No. 82126616

Issued to: PIMCO FUNDS

REMOVE AGGREGATE LIMIT OF LIABILITY ENDORSEMENT

In consideration of the premium charged, it is agreed that this bond is amended as follows:

1.	By deleting in its entirety ITEM 2., AGGREGATE LIMIT OF LIABILITY, on the DECLARATIONS.

2.	By deleting in its entirety Section 2., Limit of Liability, and substituting the following:

“Section 2. Single Loss Limit of Liability

The COMPANY’S liability for each Single Loss discovered during the BOND PERIOD shall not exceed the applicable SINGLE LOSS LIMIT OF LIABILITY as stated in ITEM 3. of the DECLARATIONS. If a Single Loss is covered under more than one INSURING CLAUSE, the maximum payable shall not exceed the largest applicable SINGLE LOSS LIMIT OF LIABILITY.”

3.	By deleting in its entirety the second paragraph of Section 4., Subrogation-Assignment-Recovery, and substituting the following:

Recoveries, whether effected by the COMPANY or by the ASSURED, shall be applied net of the expense of such recovery, first, to the satisfaction of the ASSURED’S loss which would otherwise have been paid, second, to the COMPANY in satisfaction of amounts paid in settlement of the ASSURED’S claim and third, to the ASSURED in satisfaction of the DEDUCTIBLE AMOUNT. Recovery from reinsurance and/or indemnity of the COMPANY shall not be deemed a recovery under this Section.

4.	By deleting in its entirety subparagraph e. from Section 6, Termination.

The title and any headings in this endorsement/rider are solely for convenience and form no part of the terms and conditions of coverage.

All other terms, conditions and limitations of this Bond shall remain unchanged.

Authorized Representative

14-02-13158 (05/2007)	Page 1

FEDERAL INSURANCE COMPANY

Endorsement No. 4

Bond Number: 82126616

NAME OF ASSURED: PIMCO FUNDS

AMENDED DEDUCTIBLE/DROP DOWN ENDORSEMENT

It is agreed that this bond is amended by deleting ITEM 4., DEDUCTIBLE AMOUNT of the DECLARATIONS, in its entirety and substituting the following:

“ITEM 4. DEDUCTIBLE AMOUNT

a.	$250,000, plus any unpaid portion of the AGGREGATE LIMIT OF LIABILITY of the Underlying Bonds on the date of payment of any Single Loss under this bond.

b.	The ASSURED shall notify the COMPANY immediately of any payment made or intended to be made under any of the Underlying Bonds.

c.	This bond shall drop down but only by the amount paid under the Underlying Bonds.”

This Endorsement applies to loss discovered after 12:01 a.m. on July 1, 2016.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: September 13, 2016	By
Authorized Representative

Excess Bond

Form 17-02-1003 (Ed. 7-92)

POLICYHOLDER

DISCLOSURE NOTICE OF

TERRORISM INSURANCE COVERAGE

(for policies with no terrorism exclusion or sublimit)

Insuring Company: FEDERAL INSURANCE

COMPANY

You are hereby notified that, under the Terrorism Risk Insurance Act (the “Act”), this policy makes available to you insurance for losses arising out of certain acts of terrorism. Terrorism is defined as any act certified by the Secretary of the Treasury of the United States, to be an act of terrorism; to be a violent act or an act that is dangerous to human life, property or infrastructure; to have resulted in damage within the United States, or outside the United States in the case of an air carrier or vessel or the premises of a United States Mission; and to have been committed by an individual or individuals as part of an effort to coerce the civilian population of the United States or to influence the policy or affect the conduct of the United States Government by coercion.

You should know that the insurance provided by your policy for losses caused by acts of terrorism is partially reimbursed by the United States under the formula set forth in the Act. Under this formula, the United States pays 85% of covered terrorism losses that exceed the statutorily established deductible to be paid by the insurance company providing the coverage. Beginning in 2016, the Federal share will be reduced by 1% per year until it reaches 80%, where it will remain.

However, if aggregate insured losses attributable to terrorist acts certified under the Act exceed $100 billion in a calendar year, the Treasury shall not make any payment for any portion of the amount of such losses that exceeds $100 billion.

10-02-1281 (Ed. 03/2015)

If aggregate insured losses attributable to terrorist acts certified under the Act exceed $100 billion in a calendar year and we have met our insurer deductible under the Act, we shall not be liable for the payment of any portion of the amount of such losses that exceeds $100 billion, and in such case insured losses up to that amount are subject to pro rata allocation in accordance with procedures established by the Secretary of the Treasury.

The portion of your policy’s annual premium that is attributable to insurance for such acts of terrorism is: $ -0-.

If you have any questions about this notice, please contact your agent or broker.

10-02-1281 (Ed. 03/2015)

IMPORTANT NOTICE TO POLICYHOLDERS

All of the members of the Chubb Group of Insurance companies doing business in the United States (hereinafter “Chubb”) distribute their products through licensed insurance brokers and agents (“producers”). Detailed information regarding the types of compensation paid by Chubb to producers on US insurance transactions is available under the Producer Compensation link located at the bottom of the page at www.chubb.com, or by calling 1-866-588-9478. Additional information may be available from your producer.

Thank you for choosing Chubb.

10-02-1295 (ed. 6/2007)

Important Notice:

The SEC Requires Proof of Your Fidelity Insurance Policy

Your company is now required to file an electronic copy of your fidelity insurance coverage (Chubb’s ICAP Bond policy) to the Securities and Exchange Commission (SEC), according to rules adopted by the SEC on June 12, 2006.

Chubb is in the process of providing your agent/broker with an electronic copy of your insurance policy as well as instructions on how to submit this proof of fidelity insurance coverage to the SEC. You can expect to receive this information from your agent/broker shortly.

The electronic copy of your policy is provided by Chubb solely as a convenience and does not affect the terms and conditions of coverage as set forth in the paper policy you receive by mail. The terms and conditions of the policy mailed to you, which are the same as those set forth in the electronic copy, constitute the entire agreement between your company and Chubb.

If you have any questions, please contact your agent or broker.

Form 14-02-12160 (ed. 7/2006)

DECLARATIONS EXCESS INSURANCE POLICY

ACCOUNT NUMBER	233330
COVERAGE PROVIDED BY (hereafter Insurer)	Continental Casualty Company
POLICY NUMBER	267860356
Item 1: NAMED ENTITY AND PRINCIPAL ADDRESS	PRODUCER
PIMCO Funds 650 Newport Center Drive Newport Beach, CA 92660	Integro USA Inc One State St Plaza, 9th Floor New York, NY 10004
Attn:	Annalisa Brown

Item 2.	Policy	7/1/2016 To 7/1/2017	Item 3. Limit of Liability
Period:
		12:01 a.m. Standard Time at the Principal	$15,000,000 maximum aggregate Limit of Liability
		Address stated in Item 1.	under the Policy

Item 4.	Schedule of Underlying Insurance:
	A. Followed Policy

	Name of Carrier		Policy No	Limits	Ded/Ret Amount

	National Union Fire Insurance		6214332	$25,000,000	$250,000
	Company of Pittsburgh

,	B. Underlying Excess Policies:		*** SEE ATTACHED SCHEDULE ***

Item 5.	Policy Premium	$26,800

Item 6.	Notices of Claims:	All other Notices:
CNA – Claims Reporting
	P.O Box 8317	Open Brokerage Global Specialty Lines
	Chicago, IL 60680-8317	CNA Insurance Company
	Email address: SpecialtyNewLoss@cna.com	125 Broad Street – 8th Floor
	Fax Number: 866-773-7504	New York, NY 10004

Item 7.	Endorsements forming a part of this Policy at inception:

GSL7132XX Ed. 06/10 Trade And Economic Sanctions Endorsement

These Declarations, along with the completed and signed Application, the Policy, and any written endorsements attached thereto shall constitute the contract between the Insureds and the Insurer.

Authorized Representative:	Date: August 18, 2016

G-22076-B(c) (ED. 06-10)	1
© CNA All Rights Reserved.

UNDERLYING EXCESS POLICY SCHEDULE

Name of Carrier	Policy No.	Limits	Excess of

Federal Insurance Company	82126616	$25,000,000	$25,000,000

G-22076-B(c) (ED. 06-10)	2
© CNA All Rights Reserved.

EXCESS INSURANCE POLICY

Words defined in the Followed Policy have the same meaning in this Policy even if not defined herein. In consideration of the payment of the premium and in reliance upon the applications submitted to the Insurer or any insurer of the Underlying Insurance, and any other material submitted in connection with such applications (all of which are deemed attached hereto and made a part hereof) the Insurer and the Insureds agree as follows:

I.	FOLLOW FORM EXCESS COVERAGE

The Insurer shall provide coverage in accordance with all of the terms, conditions and limitations (including, but not limited to the exclusions and notice requirements) of the policy scheduled in Item 4.A. of the Declarations (hereafter “Followed Policy”) except as otherwise set forth herein. Coverage hereunder shall attach only after all of the aggregate Limits of Liability, as set forth in Item 4. of the Declarations have been exhausted through payment of covered loss under all policies scheduled in Item 4. of the Declarations (hereafter “Underlying Insurance”) by or on behalf of the insurers of such Underlying Insurance, or by or on behalf of the Insureds. The risk of uncollectibility of any Underlying Insurance (in whole or in part), whether because of financial impairment or insolvency of an underlying insurer or for any other reason, is expressly retained by the Insureds and is not insured by or assumed by the Insurer.

II.	LIMIT OF LIABILITY

The amount set forth in Item 3. of the Declarations shall be the maximum aggregate Limit of Liability of the Insurer for all loss under this Policy, regardless of the number of claims made against the Insureds or the time of payment and regardless of whether or not an extended reporting period applies. If the Limit of Liability under this Policy is exhausted by payment of loss, the Insurer’s obligations under this Policy shall be deemed completely fulfilled and extinguished.

III.	CHANGES TO UNDERLYING INSURANCE/DEPLETION OF SUB-LIMITS

If, subsequent to the inception date of this Policy, there is a change to any Underlying Insurance which expands coverage, then this Policy shall become subject to such change only if the Insurer agrees thereto by written endorsement to this Policy. If any loss under any Underlying Insurance is subject to a sub-limit, then this Policy provides no coverage excess of such Underlying Insurance sub-limit, but the Underlying Insurance shall be deemed depleted by payment of any such sub-limit.

IV.	INSURER RIGHTS/COOPERATION CLAUSE

The Insurer has the same rights and protections as has the insurer of the Followed Policy and has the right, but not the obligation, at its sole discretion, to elect to participate in the investigation, settlement, prosecution or defense of any claim reasonably likely to attach to and be covered under this Policy or any Underlying Insurance, even if the Underlying Insurance has not been exhausted. The Insureds shall cooperate with the Insurer in such investigation, settlement, prosecution or defense and shall do nothing that prejudices the Insurer’s position or rights of recovery.

V.	NOTICES
Where notice is permitted or required by the Followed Policy, the Insureds have the same rights and obligations to notify the Insurer under this Policy, except that such notice shall be given to the Insurer at the applicable address specified in Item 6. of the Declarations.

IN WITNESS WHEREOF, the Insurer has caused this Policy to be executed by its Chairman and Secretary, but this Policy shall not be binding upon us unless completed by the attachment of the Declarations:

Chairman	Secretary

G-22075-B (Ed. 06-10)	- 1 -
© CNA All Rights Reserved.

TRADE AND ECONOMIC SANCTIONS ENDORSEMENT

In consideration of the premium charged, it is understood and agreed, a new condition is added to the Policy as follows:

This Policy does not provide coverage for Insureds, transactions or that part of loss that is uninsurable under the laws or regulations of the United States concerning trade or economic sanctions.

All other terms and conditions of the Policy remain unchanged.

This endorsement, which forms a part of and is for attachment to the Policy issued by the designated Insurers, takes effect on the effective date of said Policy at the hour stated in said Policy, unless another effective date is shown below, and expires concurrently with said Policy.

GSL7132XX (6-10)	Policy No:	267860356
Page 1	Endorsement No:	1
Continental Casualty Company	Effective Date:	07/01/2016
Insured Name: PIMCO Funds

© CNA All Rights Reserved.

RIDER A_3

Excess Bond Coverage Declarations

POLICY NO.	106544116

Travelers Casualty and Surety Company of America

One Tower Square

Hartford, Connecticut 06183

(A Stock Insurance Company, herein called the Company)

ITEM 1	THE COMPANY ISSUES THIS EXCESS BOND COVERAGE TO:

NAMED INSURED:
PIMCO Funds

Principal Address:
650 Newport Center Drive
NEWPORT BEACH, CA 92660

(herein called Insured).

ITEM 2	EXCESS BOND COVERAGE PERIOD:

The Excess Bond Coverage Period shall be effective at:

	Inception Date: July 01, 2016		Expiration Date: July 01, 2017
12:01 A.M on standard time both dates at the Principal Address stated in ITEM 1, subject to SECTION 5.
EXCESS BOND COVERAGE PERIOD of the TERMS, CONDITIONS AND LIMITATIONS of this Excess
Bond Coverage.

ITEM 3	ALL NOTICES OF CLAIM OR LOSS MUST BE SENT TO THE COMPANY BY EMAIL, FACSIMILE, OR
MAIL AS SET FORTH BELOW:

Email:BSIclaims@travelers.com
FAX:(888) 460-6622
Mail:Travelers Bond & Specialty Insurance Claim
385 Washington St. – Mail Code 9275-NB03F
St Paul, MN 55102

ITEM 4	LIMIT OF INSURANCE:

	A.	SINGLE LOSS LIMIT OF INSURANCE:	$20,000,000

	B.	AGGREGATE LIMIT OF INSURANCE:	Not Applicable

ITEM 5	SCHEDULE OF UNDERLYING INSURANCE:

Bond or Policy Number	Bond or Policy Period	Single Loss Limit of Insurance	Aggregate Limit of Insurance	Single Loss Deductible
A. Issuer of Primary Bond or Policy

XSB-2001 Ed. 01-12	Page 1 of 3
© 2012 The Travelers Indemnity Company. All rights reserved.

National Union Fire Insurance Company of Pittsburgh, Pa	6214332	07/01/2016 to 07/01/2017	$25,000,000	N/A	$250,000
B. Other Underlying Insurers
Federal Insurance Company	82126616	07/01/2016 to 07/01/2017	$25,000,000	N/A	N/A
Continental Casualty Company	267860356	07/01/2016 to 07/01/2017	$15,000,000	N/A	N/A

C.	TOTAL AMOUNT OF UNDERLYING SINGLE LOSS LIMIT OF INSURANCE:

The total amount of Underlying Single Loss Limit of Insurance is $65,000,000 plus any Single Loss Deductible under the Bond or Policy identified in ITEM 5 A. of the Declarations of this Excess Bond Coverage

D.	TOTAL AMOUNT OF UNDERLYING AGGREGATE LIMIT OF INSURANCE EACH EXCESS BOND COVERAGE PERIOD:

The total amount of Underlying Aggregate Limit of Insurance each Excess Bond Coverage Period is Not Applicable plus any Single Loss Deductible under the Bond or Policy identified in ITEM 5 A. of the Declarations of this Excess Bond Coverage

ITEM 6	SUBJECT TO THE DECLARATIONS, INSURING AGREEMENT, TERMS, CONDITIONS AND LIMITATIONS, AND ENDORSEMENTS OF THIS EXCESS BOND COVERAGE AND AS EXCEPTED BELOW, THIS EXCESS BOND COVERAGE FOLLOWS THE FORM OF:

	Insurer’s Name:	National Union Fire Insurance Company of Pittsburg
	Bond or Policy Number:	6214332
	Policy Period:	From: July 01, 2016	To:	July 01, 2017
Except as provided below:

None

ITEM 7	PREVIOUS BONDS OR POLICIES:

The Insured, by acceptance of this Excess Bond Coverage, gives notice to the Company canceling or terminating prior bond or policy numbers:

71M34367

such cancellation or termination to be effective as of the time this bond becomes effective.
ITEM 8	FORMS AND ENDORSEMENTS ATTACHED AT ISSUANCE:

XSB-3001-0112

PRODUCER INFORMATION:

INTEGRO USA INC

1 STATE ST PLAZA 9TH FL

NEW YORK, NY 10004

XSB-2001 Ed. 01-12	Page 2 of 3
© 2012 The Travelers Indemnity Company. All rights reserved.

Countersigned By

IN WITNESS WHEREOF, the Company has caused this policy/bond to be signed by its authorized officers.

President, Bond & Specialty Insurance	Corporate Secretary

XSB-2001 Ed. 01-12	Page 3 of 3
© 2012 The Travelers Indemnity Company. All rights reserved.

Excess Bond Coverage

INSURING AGREEMENT

IN CONSIDERATION of the payment of an agreed premium, and in reliance upon completeness and accuracy of the statements and disclosures made to the Company and any issuer of Underlying Insurance by application, including all attachments, subject to the Declarations, Insuring Agreements, Terms, Conditions And Limitations, and Endorsements of this Excess Bond Coverage, this Excess Bond Coverage is subject to the same Insuring Agreements, Terms, Conditions And Limitations, and Endorsements as provided by the Bond or Policy identified in ITEM 6 of the Declarations of this Excess Bond Coverage. In no event shall this Excess Bond Coverage provide broader coverage than would be provided by the most restrictive Underlying Insurance.

This Excess Bond Coverage is not subject to the same premium or the Limit of Insurance of the Bond or Policy identified in ITEM 6 of the Declarations.

TERMS, CONDITIONS AND LIMITATIONS

SECTION 1.    UNDERLYING COVERAGE

A.

The Insured(s) shall notify the Company in writing, as soon as practicable, of a failure to maintain in full force and effect, without alteration, the coverage and provisions of the Bond(s) or Policy(ies) identified in ITEM 5 A. and B. of the Declarations.

B.

In the event there is no recovery available to the Insured as a result of the insolvency of any Underlying Insurer or the Insured’s failure to comply with the maintenance of any Underlying Insurance, the coverage hereunder shall apply as excess of the amount of all Underlying Insurance plus the amount of any applicable deductible to the same extent as if the Underlying Insurance were maintained in full force and effect.

C.

If the coverage and provisions of the Bond or Policy identified in ITEM 6 of the Declarations are altered, the Insured shall, as soon as practicable, give the Company written notice of such alteration(s); and upon receipt of written consent to such alteration(s) from the Company, the Insured shall pay any additional premium required by the Company. This Excess Bond Coverage shall not follow the form of any alteration(s) to the Bond or Policy identified in ITEM 6 of the Declarations unless such written notice thereof is given by the Insured(s) to the Company, the Company gives written consent to such alteration(s) and the Insured(s) pay(s) any additional premium required by the Company.

D.

Except as provided in Section 2. Limit Of Insurance, D. and E. below, in no event shall the Company be liable to pay loss under this Excess Bond Coverage until the total amount of the Underlying Single Loss Limit of Insurance as stated in ITEM 5 C. of the Declarations has been exhausted solely by reason of the payment of loss by the Underlying Insurer(s) as covered loss under the applicable Underlying Insurance.

E.

Any claim, loss or coverage that is subject to a Sublimit in any Underlying Insurance shall not be considered covered loss under this Excess Bond Coverage, but shall, for purposes of this Excess Bond Coverage, reduce or exhaust the Underlying Limit of Insurance to the extent such payment reduces or exhausts the aggregate limit(s) of insurance of such Underlying Insurance.

SECTION 2.   LIMIT OF INSURANCE

A.

Payment by the Company of loss covered under this Excess Bond Coverage shall reduce the Aggregate Limit of Insurance of this Excess Bond Coverage set forth in ITEM 4 B. of the Declarations. In the event of exhaustion of the Aggregate Limit of Insurance of this Excess Bond Coverage set forth in ITEM 4 B. of the Declarations, the Company shall be relieved of all further liability under this Excess Bond Coverage.

XSB-3001 Ed. 01-12	Page 1 of 3
© 2012 The Travelers Indemnity Company. All rights reserved.

B.

The Company’s maximum liability for a Single Loss covered under this Excess Bond Coverage shall not exceed the amount of the Single Loss Limit of Insurance stated in ITEM 4 A. of the Declarations. Also, the Company’s maximum liability for all loss(es) in the aggregate covered under this Excess Bond Coverage shall not exceed the amount of the Aggregate Limit of Insurance stated in ITEM 4 B. of the Declarations, which shall be the maximum liability of the Company in the Excess Bond Coverage Period stated in ITEM 2 of the Declarations.

C.

Except as provided in Section 2. Limit Of Insurance, D. and E. below, the Company shall only be liable to make payment for a Single Loss covered under this Excess Bond Coverage after the total amount of the Underlying Single Loss Limit of Insurance as stated in ITEM 5 C. of the Declarations has been paid solely by reason of the payment of loss by the Underlying Insurer(s) as covered loss under the applicable Underlying Insurance.

D.	In the event the total amount of the Underlying Aggregate Limit of Insurance as stated in ITEM 5

D.

of the Declarations is reduced solely by reason of the payment of covered loss by any Underlying Insurer to an amount less than the total amount of the Underlying Single Loss Limit of Insurance as stated in ITEM 5 C. of the Declarations, this Excess Bond Coverage shall pay covered loss excess of the reduced total amount of Underlying Aggregate Limit of Insurance, but not to exceed the amount of the Single Loss Limit of Insurance stated in ITEM 4 A. of the Declarations, and subject always to the remaining Aggregate Limit of Insurance of this Excess Bond Coverage.

E.

In the event of exhaustion of the total amount of Underlying Aggregate Limit of Insurance as set forth in ITEM 5 D. of the Declarations, solely by reason of the payment of covered loss by the Underlying Insurer(s), this Excess Bond Coverage shall continue in force as primary insurance, provided always that this policy shall only pay covered loss excess over any retention or deductible amount otherwise applicable under the Underlying Insurance scheduled in ITEM 5 A. of the Declarations, such amount not to exceed the Single Loss Limit of Insurance stated in ITEM 4 A. of the Declarations and subject always to the remaining Aggregate Limit of Insurance of this Excess Bond Coverage.

SECTION 3.    JOINT INSUREDS

If two or more Insureds are covered under this Excess Bond Coverage, the first named Insured shall act for all Insureds. Payment by the Company to the first named Insured or to any named Insured of loss covered under this Excess Bond Coverage shall fully release the Company on account of such loss. The liability of the Company for loss(es) sustained by all Insureds shall not exceed the amount for which the Company would have been liable had all such loss(es) been sustained by one Insured.

SECTION 4.    NOTICE/PROOF OF LOSS – LEGAL PROCEEDINGS AGAINST COMPANY

A.

The Insured(s) shall, within the time and manner prescribed in the Bond or Policy identified in ITEM 6 of the Declarations, give the Company notice of any loss of the kind covered by this Excess Bond Coverage, whether or not the Company is liable therefor in whole or in part, and upon request of the Company, the Insured(s) shall file with the Company a written statement of such loss and a copy of all correspondence between the Insured(s) and any Insurer identified in ITEM 5 A. and B. of the Declarations. Notice given to any Insurer identified in ITEM 5 A. and B. of the Declarations of this Excess Bond Coverage shall not constitute notice as required under Section 4. Notice/Proof Of Loss – Legal Proceedings Against Company.

B.

The Insured(s) shall, within the time and manner prescribed in the Bond or Policy identified in ITEM 6 of the Declarations, file with the Company a proof of loss for any loss of the kind covered by this Excess Bond Coverage, whether or not the Company is liable therefore in whole or in part, and upon request of the Company the Insured(s) shall furnish a copy of all documents provided to or made available to any Insurer identified in ITEM 5 A. and B. of the Declarations in support of any proof of loss filed with such Insurer. Filing of a proof of loss with any Insurer identified in ITEM 5 A. and B. of the Declarations shall not constitute filing a proof of loss with the Company as required in Section 4. Notice/Proof Of Loss – Legal Proceedings Against Company.

XSB-3001 Ed. 01-12	Page 2 of 3
© 2012 The Travelers Indemnity Company. All rights reserved.

C.

Legal proceedings against the Company shall be commenced within the time prescribed in the Bond or Policy identified in ITEM 6 of the Declarations and only after complying with all the Terms, Conditions And Limitations of this Excess Bond Coverage.

D.	Notice and proof of loss under this Excess Bond Coverage shall be given as set forth in ITEM 3 of the Declarations.

SECTION 5.    EXCESS BOND COVERAGE PERIOD

A.

The term Excess Bond Coverage Period as used in this Excess Bond Coverage shall mean the lesser of the period stated in ITEM 2 of the Declarations or the time between the effective date and the termination date of this Excess Bond Coverage.

B.

The Aggregate Limit of Insurance set forth in ITEM. 4 B. of the Declarations shall not be cumulated regardless of the number of Excess Bond Coverage Periods this Excess Bond Coverage has been in force; the number of renewals of this Excess Bond Coverage by the Company; any extensions of the Excess Bond Coverage Period of this Excess Bond Coverage by the Company; the number of and amount of premiums paid by the Insured, or the number of Excess Bond Coverage Periods of this Excess Bond Coverage in which the acts giving rise to a loss(es) were committed or occurred.

SECTION 6.    SINGLE LOSS DEFINED

As used herein, Single Loss shall be defined as that term, or any similar term, as defined in the Bond or Policy identified in ITEM 6 of the Declarations.

SECTION 7.    CANCELLATION OF THIS EXCESS BOND COVERAGE BY THE COMPANY OR THE INSURED

This Excess Bond Coverage terminates as an entirety upon occurrence of any of the following:

A.

after the receipt by the Insured of a written notice from the Company of its desire to cancel this Excess Bond Coverage in accordance with the conditions and limitations of any Bond or Policy identified in ITEM 5 A. and B. of the Declarations,

B.	immediately upon the receipt by the Company of a written notice from the Insured of its desire to cancel this Excess Bond Coverage, or

C.	immediately upon cancellation, termination or nonrenewal of the Underlying Bond or Policy identified in ITEM 6 of the Declarations, whether by the Insured or the underwriter.

XSB-3001 Ed. 01-12	Page 3 of 3
© 2012 The Travelers Indemnity Company. All rights reserved.

September 16, 2016

Mike Klaschka

Integro Insurance Brokers,

Ltd. 1 State Street Plaza - 9th

floor New York, NY 10004

Re: PIMCO Funds

Policy # BFIV-45001524-21

Dear Mike,

Thank you for insuring your account with Berkley Crime. Attached please find a copy of the policy for the above referenced account. In the event of loss, please contact:

Ms. Megan Manogue

Assistant Vice President, Chief Claims Officer

849 Fairmount Avenue, Suite 301

Towson, Maryland 21286

Phone (toll free): (866) 539-3995 ext. 6333

Fax (toll free): (866) 915-7879

E-Mail: claims@berkleycrime.com

Please feel free to contact me with any additional questions.

Sincerely,

Matthew McNamara

Assistant Vice President, Regional Manager

MMcNamara@BerkleyCrime.com

757 Third Avenue, 10th Floor, New York, NY 10017 PH. 844.44.CRIME

PRODUCER Mike Klaschka Integro Insurance Brokers, Ltd. 1 State Street Plaza - 9th floor New York, NY 10004
Underwritten By BERKLEY REGIONAL INSURANCE COMPANY

Administrative Office:	Issuing Office:
475 Steamboat Road	29 South Main Street, Suite 308
Greenwich, CT 06830	West Hartford, CT 06107

INVESTMENT COMPANY EXCESS FOLLOW FORM CERTIFICATE

POLICY NUMBER	BFIV-45001524-21	PRIOR POLICY NUMBER	BFIV-45001524-20
NAMED INSURED	PIMCO Funds

MAILING ADDRESS	650 Newport Center Dr
Newport Beach, CA 92660

POLICY PERIOD	7/01/2016 to 7/01/2017
(12:01 A.M. at your Mailing Address shown above)

TERMS AND CONDITIONS:

In consideration of the premium charged and in reliance upon the statements and information furnished to the COMPANY by the Insured and subject to the terms and conditions of the UNDERLYING COVERAGE scheduled below, the COMPANY agrees to pay the Insured, as excess and not contributing insurance, for loss which:

a)	would have been paid by the underlying Carrier(s) in the UNDERLYING COVERAGE scheduled below but for the fact that such loss exceeds the Limit of Liability of the underlying Carrier(s), and
b)	for which the underlying Carrier(s) has made monetary payment and the Insured has collected the full monetary amount of the underlying Carrier’s expressed Limit of Liability.

This policy does not provide coverage in excess of any sub-limited coverage in the underlying policy which is below the underlying Carrier’s expressed Limit of Liability in the UNDERLYING COVERAGE scheduled below.

LEAD CARRIER FOR LAYER:	Berkley Regional Insurance Company
LIMIT OF LIABILITY:	$25,000,000 excess of $85,000,000 plus deductible

  UNDERLYING COVERAGE:

Carrier:	National Union Fire Insurance Company of Pittsburgh, PA
Limit of Liability:	$25,000,000
Deductible:	$250,000
Policy Number:	6214332
Policy Period:	07/01/2016 to 07/01/2017

Carrier:	Federal Insurance Company
Limit of Liability:	$25,000,000 excess of $25,000,000 plus deductible
Policy Number:	82126616
Policy Period:	07/01/2016 to 07/01/2017

Carrier:	Continental Insurance Company
Limit of Liability:	$15,000,000 excess of $50,000,000 plus deductible
Policy Number:	267860356
Policy Period:	07/01/2016 to 07/01/2017

Carrier:	Travelers Casualty and Surety Company of America
Limit of Liability:	$20,000,000 excess of $65,000,000 plus deductible
Policy Number:	106544116

BCR CGI XS 01 15	Page 1 of 2

Policy Period:	07/01/2016 to 07/01/2017

Forms and Endorsements Forming Part of this Policy When Issued:
Form Number and Edition Date	Description of Form or Endorsement:
BCR WDC 01 01 15	Berkley Crime We Deliver Cover Page
BCR COV 01 01 15	Berkley Crime Cover Letter
BCR CGI XS 01 15	Excess Follow Form Certificate
BAP 90 00 11 13	Forms Index
BCR WDB 01 01 15	Berkley Crime We Deliver Back Page

Cancellation of Prior Insurance Issued by Us:
By acceptance of this Policy you give us notice canceling prior policy Numbers: BFIV-45001524-20 the cancellation to be effective at the time this Policy becomes effective.

IN WITNESS WHEREOF, Berkley Regional Insurance Company designated herein has executed and attested these presents.

BCR CGI XS 01 15	Page 2 of 2

POLICY NUMBER: BFIV-45001524-21	BAP 90 00 11 13
NAMED INSURED: PIMCO Funds	ENDORSEMENT #: 1
EFFECTIVE DATE: 07/01/2016	EXPIRATION DATE: 07/01/2017
DATE OF ISSUANCE: 09/16/2016

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

FORMS INDEX

Forms and Endorsements Forming Part of this Policy When Issued:
Form Number and Edition Date	Description of Form or Endorsement:
BCR WDC 01 01 15	Berkley Crime We Deliver Cover Page
BCR COV 01 01 15	Berkley Crime Cover Letter
BCR CGI XS 01 15	Excess Follow Form Certificate
BAP 90 00 11 13	Forms Index
BCR WDB 01 01 15	Berkley Crime We Deliver Back Page

All other terms, conditions, limitations and exclusions remain unchanged.

BAP 90 00 11 13	Page 1 of 1	☐

POLICY NUMBER: BFIV-45001524-21	BCR ALL 00 01 15
NAMED INSURED: PIMCO Funds	ENDORSEMENT #: 2
EFFECTIVE DATE: 08/30/2016	EXPIRATION DATE: 08/30/2016
DATE OF ISSUANCE: 09/16/2016

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

CHANGE ENDORSEMENT

Change Number	Effective Date Of Change
1	12:01 A.M. on: 08/30/2016

The Named Insured is changed to:
The following Insured(s) is added as a Named Insured:
The following Insured(s) is deleted as a Named Insured:
The Mailing Address is changed to:
The Policy Period is:
Extended to:	Reduced to:
Other:
BOR is amended to read Edgewood Partners Insurance Center (EPIC)

Premium:

No Change in Premium

All other terms, conditions, limitations and exclusions remain unchanged.

BCR ALL 00 01 15	Page 1 of 1 ☐

TOKIOMARI NE HCC	U.S. SPECIALTY INSURANCE COMPANY (Herein called “the Insurer”) Houston, TX

DECLARATIONS
EXCESS FINANCIAL INSTITUTION BOND

Policy Number: 64-MGU-16-A37948	Renewal of: 64-MGU-15-A35091

ITEM 1.	NAMED INSURED:	PIMCO Funds
	Principal Address:	650 Newport Center Drive
Newport Beach, CA 92660

ITEM 2.	BOND PERIOD:
	(a) Inception Date:	7/112016
	(b) Expiration Date:	7/1/2017
at 12:01 a.m. at the Principal Address Stated in ITEM 1.

ITEM 3.	LIMITS OF LIABILITY:
(a) Single Loss Limit of Liability: $20,500,000
(b) Aggregate Limit of Liability: $70,000,000

ITEM 4	SCHEDULE OF UNDERLYING INSURANCE:

	Bond Number:	Issued by:	Underlying Limits of Liability:		Deductible:

Primary Bond	6214332	National Union Fire Insurance	Single Loss Limit of Liability:	$25,000,000	$250,000
		Company of Pittsburgh, Pa.	Aggregate Limit of Liability:	$25,000,000

1st Excess Bond	82126616	Federal Insurance Company	Single Loss Limit of Liability:	$25,000,000	Not Applicable
			Aggregate Limit of Liability:	$25,000,000

2nd Excess Bond	267860356	Continental Casualty Company	Single Loss Limit of Liability:	$15,000,000	Not Applicable
			Aggregate Limit of Liability:	$15,000,000

3rd Excess Bond	106544116	Travelers Casualty and Surety	Single Loss Limit of Liability:	$20,000,000	Not Applicable
		Company of America	Aggregate Limit of Liability:	$20,000,000

4th Excess Bond	BFIV-45001524-21	Berkley Regional Insurance	Single Loss Limit of Liability:	$25,000,000	Not Applicable
		Company	Aggregate Limit of Liability:	$25,000,000

ITEM 5.	PREMIUM: $88,550

ITEM 6.	NOTICES REQUIRED TO BE GIVEN TO INSURER MUST BE ADDRESSED TO:

	Street Address:	Facsimile Number:	E-mail Address:

	Tokio Marine HCC - D&O Group	(860) 676-1737	usclaims@tmhcc.com
8 Forest Park Drive
Farmington, CT 06032
Attn: Claims Manager

ITEM 7.	RIDERS ATTACHED AT ISSUANCE:
471-802

IN WITNESS WHEREOF, the Insurer has caused this Bond to be signed on this Declarations Page by its President, a Secretary and a duly authorized representative of the Insurer.

Secretary	President	Authorized Representative

Date: August 24, 2016	USSIC 470 (07/2011)

U.S. SPECIALTY INSURANCE COMPANY

EXCESS FINANCIAL INSTITUTION BOND

INSURING AGREEMENT: In consideration of the payment of the premium, and in reliance upon all statements made and information furnished to the Insurer and the issuers of the Underlying Insurance, and subject to the Declarations and all terms, conditions and limitations of this Bond (including any endorsement or rider hereto), the Insurer agrees to indemnify the Insured for loss discovered during the Bond Period which exceeds the Underlying Insurance but is otherwise payable thereunder. Coverage under this Bond shall apply in conformance with the terms, conditions and limitations of the Primary Bond (including any endorsement or rider thereto); provided that, in the event any provision of this Bond conflicts with any provision of the Primary Bond, the provision of this Bond shall control.

DEFINITIONS

A.	Bond Period means the period set forth in ITEM 2 of the Declarations, subject to prior termination or cancellation in accordance with the provisions of the Primary Bond.

B.	Insured(s) means the organization(s) designated as an insured under the Primary Bond.

C.	Primary Bond means the bond designated as such in ITEM 4 of the Declarations.

D.	Underlying Insurance means all bonds scheduled in ITEM 4 of the Declarations (including the Primary Bond).

CONDITIONS

A.	Maintenance of Underlying Insurance

1.

All of the Underlying Insurance shall be maintained during the Bond Period in full effect. In the event the Underlying Insurance is not so maintained, the Insurer shall not be liable under this Bond earlier or to any greater extent than it would have been if such Underlying Insurance had been maintained. The Insurer shall be notified in writing as soon as practicable if any Underlying Insurance is terminated or cancelled during the Bond Period.

2.

No amendment to the Primary Bond during the Bond Period shall broaden or extend coverage under this Bond unless the Insurer evidences its intent to follow form to such amendment by written endorsement or rider hereto. The Insurer shall be notified in writing as soon as practicable of any amendment to the Primary Bond.

B.	Reduction or Exhaustion of Underlying Limits

1.

In the event of reduction of the applicable Limit(s) of Liability of the Underlying Insurance, this Bond shall continue to apply as excess insurance. In the event of exhaustion of all applicable Limit(s) of Liability of the Underlying Insurance, and satisfaction of the applicable deductible specified in the Primary Bond, this Bond shall apply as primary insurance. Such deductible shall apply to subsequent loss under this Bond.

2.

If an issuer of Underlying Insurance fails to pay covered loss thereunder for any reason, whether due to such issuer’s insolvency or for any other reason, the Insured shall be deemed self-insured with respect to such loss. No failure to pay on the part of an issuer of Underlying Insurance shall cause the Insurer to be liable under this Bond earlier or to any greater extent than it would have been in the absence of such failure.

C.

Limits of Liability: The Single Loss Limit of Liability set forth in ITEM 3(a) of the Declarations shall be the Insurer’s maximum liability under this Bond for any one loss. The Aggregate Limit of Liability set forth in ITEM 3(b) of the Declarations shall be the Insurer’s total cumulative liability for all amounts payable under this Bond, regardless of the number of losses or any other circumstance. Each payment made under this Bond shall reduce the Aggregate Limit of Liability, except when a loss is settled by indemnity in lieu of payment. Upon exhaustion of the Aggregate Limit of Liability, the Insurer shall have no further obligation or liability under this Bond, regardless of when a loss may be discovered and whether or not it was previously reported to the Insurer. The Aggregate Limit of Liability shall not be increased or reinstated by any recovery.

D.

Notice and Proof of Loss: As a condition precedent to coverage under this Bond, the Insureds must give the Insurer written notice of any loss and proof of loss in the same manner as required under the Primary Bond, except that such notice and proof of loss must be sent to the Insurer at the address set forth in ITEM 6 of the Declarations.

E.	Amendment: This Bond cannot be amended or assigned, and no provision of it may be waived, except by written endorsement or rider issued to form a part of this Bond.

USSIC 471 (07/2011)

RIDER NUMBER:  1

CO-SURETY RIDER

To be attached to and made a part of Bond No. 64-MGU-16-A37948, issued to PIMCO Funds by U.S. Specialty Insurance Company.

In consideration of the premium charged, it is agreed that, notwithstanding anything in this Bond

1.	The following DEFINITIONS are added to this Bond:

(a)	Company means all issuers of this Bond that are listed in the Schedule of Companies contained in Sub-Section 10. of the Co-Surety CONDITION.

(b)	Controlling Company means U.S. Specialty Insurance Company .

2.	CONDITIONS is amended to include the following at the end thereof:

Co-Surety

1.

Each Company shall be liable only for such proportion of any one loss under this Bond as the amount underwritten by such Company, as specified in Sub-Section 10. of this Co- Surety CONDITION, bears to the Aggregate Limit of Liability of this Bond, but in no event shall any of said Companies be liable for an amount greater than that underwritten by it.

2.	This Co-Surety CONDITION is subject to CONDITION (C), Limits of Liability.

3.	In the absence of a request from any of said Companies to pay premiums directly to it, premiums for this Bond may be paid to the Controlling Company for the account of all of said Companies.

4.

In the absence of a request from any of said Companies that notice of any loss and proof of loss be given to or filed directly with it, the giving of such notice to and the filing of such proof with, the Controlling Company shall be deemed to be in compliance with the conditions of this Bond for the giving of notice of loss and the filing of proof of loss, if given and filed in accordance with said conditions.

5.

The Controlling Company may give notice in accordance with the terms of this Bond, terminating or canceling this Bond as an entirety or as to any employee insured thereunder, and any notice so given shall terminate or cancel the liability of all of said Companies as an entirety or as to such employee insured thereunder, as the case may be.

6.

Any Company, other than the Controlling Company, may give notice in accordance with the terms of this Bond, terminating or canceling the entire liability of such other Company under this Bond or as to any employee insured thereunder.

471-802 Ed. 02/13	Page 1 of 3

7.

In the absence of a request from any of said Companies that notice of termination or cancellation by the Insured of this Bond in its entirety be given to or filed directly with it, the giving of such notice in accordance with the terms of this Bond to the Controlling Company shall terminate or cancel the liability of all of said Companies as an entirety. The Insured may terminate or cancel the entire liability of any Company, other than the Controlling Company, under this Bond by giving notice of such termination or cancellation to such other Company, and shall send copy of such notice to the Controlling Company.

8.

In the event of the termination or cancellation of this Bond as an entirety, no Company shall be liable to the Insured for a greater proportion of any return premium due the Insured than the amount that is underwritten by such Company bears to the Aggregate Limit of Liability of this Bond.

9.

In the event of the termination or cancellation of this Bond as to any Company, such Company alone shall be liable to the Insured for any return premium due the Insured on account of such termination or cancellation. The termination or cancellation of this Bond as to any Company, other than the Controlling Company, shall not terminate, cancel or otherwise affect the liability of the other Companies under this Bond.

10.	SCHEDULE OF COMPANIES:

Controlling Company

Underwritten for the sum of $20,500,000 except as follows: NIA
Company
Underwritten for the sum of $12,500,000 except as follows: N/A
Company
Underwritten for the sum of $8,250,000 except as follows: N/A

471-802 Ed. 02/13	Page 2 of 3

Company

Underwritten for the sum of $10,250,000 except as follows: N/A
Company

Underwritten for the sum of $18,500,000 except as follows: N/A

All other terms, conditions and limitations of this Bond will remain unchanged.

Complete the following only when this rider is not prepared with the Bond or is not to be effective with the Bond.

Effective date of this rider:

By:
Attorney-in-Fact

471-802 Ed. 02/13	Page 3 of 3

Assets as of 3/31/2016

Fund	Assets ($)	17g-1 Minimum

PIMCO All Asset All Authority	8,540,906,423	2,500,000

PIMCO All Asset	19,402,681,850	2,500,000

PIMCO CA Intermediate Muni Bond	124,473,278	525,000

PIMCO CA Muni Bond	13,635,670	200,000

PIMCO CA Short Duration Muni Income	140,263,819	525,000

PIMCO Capital Securities and Financials Fund	33,080,181	300,000

PIMCO CommoditiesPLUS® Strategy	2,430,380,199	1,500,000

PIMCO CommodityRealReturn Strategy Fund®	5,520,488,174	2,500,000

PIMCO Credit Absolute Return	396,592,186	750,000

PIMCO Diversified Income	2,230,569,603	1,500,000

PIMCO Emerging Local Bond	5,077,766,697	2,500,000

PIMCO Emerging Markets Bond	1,502,835,788	1,500,000

PIMCO Emerging Markets Corporate Bond Fund	140,987,879	525,000

PIMCO Emerging Markets Currency Fund	3,999,106,699	2,100,000

PIMCO Emerging Markets Full Spectrum Bond Fund	346,068,650	750,000

PIMCO Extended Duration Fund	459,584,834	750,000

PIMCO Floating Income Fund	309,922,819	750,000

PIMCO Foreign Bond (US Hedged)	7,718,339,667	2,500,000

PIMCO Foreign Bond (Unhedged)	1,260,342,468	1,250,000

PIMCO GNMA	862,158,580	1,000,000

PIMCO Global Advantage Strategy Bond	939,842,129	1,000,000

PIMCO Global Bond (US Hedged)	648,271,816	900,000

PIMCO Global Bond (Unhedged)	549,665,719	900,000

PIMCO Global Multi-Asset	756,950,352	1,000,000

PIMCO Government Money Market	361,302,754	750,000

PIMCO High Yield	9,847,792,973	2,500,000

PIMCO High Yield Municipal Bond	764,394,852	1,000,000

PIMCO High Yield Spectrum	1,874,659,885	1,500,000

PIMCO Income Fund	55,993,098,806	2,500,000

PIMCO Inflation Response Multi-Asset Fund	973,184,972	1,000,000

PIMCO Investment Grade Corp Bond	7,616,465,226	2,500,000

PIMCO Long Duration Total Return Fund	2,980,167,879	1,700,000

PIMCO Long Term U. S. Gov’t	615,992,755	900,000

PIMCO Long-Term Credit Fund	3,091,822,944	1,900,000

PIMCO Low Duration II	374,835,778	750,000

PIMCO Low Duration III	204,236,124	600,000

PIMCO Low Duration	10,162,820,187	2,500,000

PIMCO Moderate Duration	1,476,327,457	1,250,000

PIMCO Money Market	561,339,720	900,000

PIMCO Mortgage Opportunities Fund	2,089,474,172	1,500,000

PIMCO Mortgage-Backed Securities	215,721,930	600,000

PIMCO Multi-Strategy Alternative Fund	53,034,739	400,000

PIMCO Municipal Bond	692,794,473	900,000

PIMCO NY Muni Bond	164,127,344	600,000

PIMCO National Intermediate Muni Bond	64,222,330	400,000

PIMCO RAE Fundamental Advantage PLUS Fund	600,012,618	900,000

PIMCO RAE Fundamental PLUS EMG Fund	1,988,561,335	1,500,000

PIMCO RAE Fundamental PLUS Fund	1,806,303,766	1,500,000

PIMCO RAE Fundamental PLUS Intl Fund	635,317,538	900,000

PIMCO RAE Fundamental PLUS Small Fund	58,781,030	400,000

PIMCO RAE Low Volatility PLUS EMG Fund	3,469,029,368	1,900,000

PIMCO RAE Low Volatility PLUS Fund	270,231,153	750,000

PIMCO RAE Low Volatility PLUS Intl Fund	1,473,753,141	1,250,000

PIMCO RAE Worldwide Fundamental Adv PLUS Fund	578,506,851	900,000

PIMCO RAE Worldwide Long/Short PLUS Fund	1,943,248,496	1,500,000

PIMCO Real Return Asset	1,624,517,805	1,500,000

PIMCO Real Return	10,944,876,788	2,500,000

PIMCO Real Return Limited Duration Fund	3,151,620	125,000

PIMCO RealEstateRealReturn Strategy	1,516,821,296	1,500,000

PIMCO RealPath 2020 Fund	56,198,799	400,000

PIMCO RealPath 2025 Fund	50,877,377	400,000

PIMCO RealPath 2030 Fund	68,809,368	400,000

PIMCO RealPath 2035 Fund	52,314,599	400,000

PIMCO RealPath 2040 Fund	64,397,879	400,000

PIMCO RealPath 2045 Fund	41,912,866	350,000

PIMCO RealPath 2050 Fund	84,861,932	450,000

PIMCO RealPath 2055 Fund	3,418,707	125,000

PIMCO RealPath Income Fund	54,174,870	400,000

PIMCO Senior Floating Rate Fund	979,973,693	1,000,000

PIMCO Short Asset Investment Fund	717,913,023	900,000

PIMCO Short Term	12,357,982,259	2,500,000

PIMCO Short-Duration Muni Income	248,735,109	600,000

PIMCO StocksPLUS® Absolute Return	1,240,237,758	1,250,000

PIMCO StocksPLUS®	884,310,524	1,000,000

PIMCO StocksPLUS® Intl Fund (U.S. Dollar-Hedged)	2,627,985,300	1,700,000

PIMCO StocksPLUS® Intl Fund (Unhedged)	1,186,496,872	1,250,000

PIMCO StocksPLUS® Long Duration	532,605,579	900,000

PIMCO StocksPLUS® Short Fund	1,864,704,487	1,500,000

PIMCO StocksPLUS® Small Fund	882,495,204	1,000,000

PIMCO TRENDS Managed Futures Strategy	347,989,760	750,000

PIMCO Total Return II	805,508,769	1,000,000

PIMCO Total Return III	1,057,489,667	1,250,000

PIMCO Total Return IV	1,356,461,921	1,250,000

PIMCO Total Return	87,914,638,303	2,500,000

PIMCO Unconstrained Bond Fund	4,799,385,671	2,500,000

PIMCO Unconstrained Tax Managed Bond Fund	162,730,165	600,000

PIMCO Funds Total	310,940,456,044	100,775,000

PIMCO ETF 1-3 Year Treasury Fund	143,204,369	525,000

PIMCO ETF 1-5 Year U.S. TIPS Index Fund	1,074,212,069	1,250,000

PIMCO ETF 15+ Year U.S. TIPS Index Fund	111,387,682	525,000

PIMCO ETF Broad U.S. TIPS Index Fund	85,877,805	450,000

PIMCO ETF 25+ Year Zero Coupon U.S. Treasury Index Fund	249,992,586	600,000

PIMCO ETF Enhanced Short Maturity Active Strategy Fund	4,223,450,041	2,300,000

PIMCO ETF Intermediate Municipal Bond Active Strategy	247,698,701	600,000

PIMCO ETF Short Term Municipal Bond Active Strategy Fund	66,158,975	400,000

PIMCO ETF Investment Grade Corporate Bond Index Fund	384,079,360	750,000

PIMCO ETF 0-5 Year High Yield Corporate Bond Index Fund	1,976,038,458	1,500,000

PIMCO ETF Total Return Active Exchange-Traded Fund	2,613,300,051	1,700,000

PIMCO ETF Global Advantage Inflation-Linked Bond Active	86,183,820	450,000

PIMCO ETF Low Duration Active Exchange-Traded Fund	57,712,325	400,000

PIMCO ETF Diversified Income Active Exchange-Traded Fund	35,802,715	350,000

PIMCO ETF Total	11,355,098,958	11,800,000

PAPS International Portfolio	830,929,897	1,000,000

PAPS Emerging Mkts Portfolio	765,128,806	1,000,000

PAPS Inv Grade Corp	2,047,069,757	1,500,000

PAPS US Govt Sector	2,007,561,421	1,500,000

PAPS Mortgage	1,784,557,971	1,500,000

PAPS Short-Term	680,392,379	900,000

PAPS Real Return	1,225,537,156	1,250,000

PAPS Municipal Sector	152,300,085	600,000

PAPS Asset Backed Securities	2,115,187,001	1,500,000

PAPS High Yield	584,118,558	900,000

PAPS Long Duration Corporate	18,332,509,696	2,500,000

PAPS Short-Term Floating NAV II	4,396,890,514	2,300,000

PAPS Senior Floating Rate	22,557,586	250,000

PAPS Short-Term Floating NAV III	18,423,169,897	2,500,000

PAPS Low Duration	142,589,528	525,000

PAPS Moderate Duration	425,847,872	750,000

PIMCO PAPS Total	53,936,348,124	20,475,000

PVIT Total Return	7,782,153,339	2,500,000

PVIT Long Term Govt	223,811,123	600,000

PVIT Short Term	265,462,036	750,000

PVIT Low Duration	1,972,386,223	1,500,000

PVIT High Yield	1,162,495,314	1,250,000

PVIT Foreign (U.S. Dollar Hedged)	322,251,924	750,000

PVIT Emerging Markets	271,760,516	750,000

PVIT Money Market	31,041,438	300,000

PVIT Real Return	2,736,813,367	1,700,000

PVIT Global (Unhedged)	245,769,084	600,000

PVIT All Asset All Authority	9,287,229	175,000

PVIT Global Diversified Allocation	615,220,520	900,000

PVIT Global Advantage Strategy	208,983,837	600,000

PVIT Unconstrained Bond	283,397,194	750,000

PVIT Foreign (Unhedged)	35,434,095	350,000

PVIT Global Multi-Asset Managed Volatility Portfolio	99,018,211	450,000

PVIT All Asset	825,531,804	1,000,000

PVIT CommodityRealReturn®	352,599,998	750,000

PVIT Global Multi-Asset Allocation Portfolio	811,225,569	1,000,000

PIMCO PVIT Total	18,254,642,819	16,675,000

PIMCO Global Dividend Fund	93,542,835	450,000

PIMCO Dividend and Income Builder Fund	496,524,392	750,000

PIMCO Balanced Income Fund	17,635,676	225,000

PIMCO U.S. Dividend Fund	7,029,126	150,000

PIMCO International Dividend Fund	5,797,184	150,000

PIMCO RealPath Blend Income Fund	3,297,922	125,000

PIMCO RealPath Blend 2020 Fund	4,038,673	125,000

PIMCO RealPath Blend 2025 Fund	3,342,993	125,000

PIMCO RealPath Blend 2030 Fund	6,193,304	150,000

PIMCO RealPath Blend 2035 Fund	5,819,900	150,000

PIMCO RealPath Blend 2040 Fund	3,294,718	125,000

PIMCO RealPath Blend 2045 Fund	3,106,612	125,000

PIMCO RealPath Blend 2050 Fund	3,338,923	125,000

PIMCO RealPath Blend 2055 Fund	3,041,920	125,000

PIMCO EqS Long/Short Fund	873,068,089	1,000,000

PIMCO RAE Fundamental US Fund	499,577,005	750,000

PIMCO RAE Fundamental Emerging Markets Fund	949,941,500	1,000,000

PIMCO RAE Fundamental International Fund	207,857,696	600,000

PIMCO RAE Fundamental Global Fund	234,429,053	600,000

PIMCO RAE Fundamental Global ex-US Fund	62,071,707	400,000

PIMCO RAE Fundamental US Small Fund	80,910,072	450,000

PIMCO Equity Series Total	3,563,859,299	7,700,000

PIMCO Global Dividend Portfolio	310,284,470	750,000

PIMCO Equity Series VIT Total	310,284,470	750,000

PCM Fund, Inc.	108,929,338	525,000

PIMCO Corporate & Income Strategy Fund	525,015,846	900,000

PIMCO Strategic Income Fund	331,466,259	750,000

PIMCO Corporate & Income Opportunity Fund	901,719,766	1,000,000

PIMCO High Income	801,065,762	1,000,000

PIMCO Municipal Income Fund	344,666,807	750,000

PIMCO Municipal Income Fund II	774,369,745	1,000,000

PIMCO New York Municipal Income Fund II	127,976,690	525,000

PIMCO California Municipal Income Fund II	289,673,448	750,000

PIMCO Municipal Income Fund III	372,581,744	750,000

PIMCO New York Municipal Income Fund	95,166,138	450,000

PIMCO California Municipal Income Fund	275,993,796	750,000

PIMCO New York Municipal Income Fund III	54,820,217	400,000

PIMCO California Municipal Income Fund III	230,641,007	600,000

PIMCO Income Strategy Fund	251,800,643	750,000

PIMCO Income Strategy Fund II	532,122,774	900,000

PIMCO Global StocksPLUS & Income Fund	105,864,063	525,000

PIMCO Income Opportunity Fund	325,687,181	750,000

PIMCO Dynamic Income Fund	1,203,975,960	1,250,000

PIMCO Dynamic Credit Income Fund	2,692,561,301	1,700,000

PIMCO Closed-End Funds Total	10,346,098,485	16,025,000

Fixed Income Shares: Series C	1,521,499,281	1,500,000

Fixed Income Shares: Series M	1,533,443,814	1,500,000

Fixed Income Shares: Series R	157,379,647	600,000

Fixed Income Shares: Series TE	96,213,954	450,000

Fixed Income Shares: Series LD	30,400,814	300,000

PIMCO Fixed Income Shares Total	3,338,937,509	4,350,000

Total	412,045,725,709	178,550,000

CERTIFICATE OF SECRETARY

PIMCO FUNDS

PIMCO VARIABLE INSURANCE TRUST

PIMCO ETF TRUST

PIMCO EQUITY SERIES

PIMCO EQUITY SERIES VIT

Regarding Fidelity Bond

I, Joshua D. Ratner do hereby certify that I am duly elected, qualified and acting as Secretary of the PIMCO Funds, a Massachusetts business trust, and the PIMCO Variable Insurance Trust, the PIMCO ETF Trust, the PIMCO Equity Series and the PIMCO Equity Series VIT, each a Delaware statutory trust (the “Trusts”), and I do hereby further certify that the attached is a true and correct copy of a resolution adopted at meetings of the Boards of Trustees of the Trusts held on August 15-16, 2016, with respect to PIMCO Funds, PIMCO Variable Insurance Trust and PIMCO ETF Trust, and August 17, 2016, with respect to PIMCO Equity Series and PIMCO Equity Series VIT, at which a quorum was present, by a majority of the Trustees, including a majority of the Trustees who are not “interested persons” as defined in the Investment Company Act of 1940, as amended, of each of the Trusts, and that said resolution has not been revoked or amended and is now in full force and effect.

IN WITNESS WHEREOF, I have executed this certificate as Secretary of said Trusts on the 27th day of September 2016.

/s/ Joshua D. Ratner
Joshua D. Ratner
Secretary

CERTIFICATE OF SECRETARY

PIMCO Managed Accounts Trust (PMAT)

PCM Fund, Inc. (PCM)

PIMCO California Municipal Income Fund (PCQ)

PIMCO California Municipal Income Fund II (PCK)

PIMCO California Municipal Income Fund III (PZC)

PIMCO Corporate & Income Opportunity Fund (PTY)

PIMCO Corporate & Income Strategy Fund (PCN)

PIMCO Dynamic Credit Income and Mortgage Fund (PCI)

PIMCO Dynamic Income Fund (PDI)

PIMCO Global StocksPLUS & Income Fund (PGP)

PIMCO High Income Fund (PHK)

PIMCO Income Opportunity Fund (PKO)

PIMCO Income Strategy Fund (PFL)

PIMCO Income Strategy Fund II (PFN)

PIMCO Municipal Income Fund (PMF)

PIMCO Municipal Income Fund II (PML)

PIMCO Municipal Income Fund III (PMX)

PIMCO New York Municipal Income Fund (PNF)

PIMCO New York Municipal Income Fund II (PNI)

PIMCO New York Municipal Income Fund III (PYN)

PIMCO Strategic Income Fund, Inc. (RCS)

(each, a “Fund” and collectively, the “Funds”)

Regarding Fidelity Bond

The undersigned, being the duly elected, qualified and acting Secretary of the above referenced Funds, each a business trust organized under the laws of the Commonwealth of Massachusetts (except PCM and RCS, which are Maryland corporations), hereby certifies that attached hereto is a true and complete copy of resolutions that were approved in substantially the form attached hereto by the Boards of Trustees/Directors of the Funds at meetings held September 22, 2016 at each of which a quorum was present and voted in favor thereof, and that said resolutions have not been revoked or amended and are now in full force and effect.

IN WITNESS WHEREOF, the undersigned has executed this certificate as Secretary of the above mentioned Funds on this 27th day of September, 2016.

/s/ Joshua D. Ratner
Joshua D. Ratner
Secretary

PIMCO Funds, PIMCO Variable Insurance Trust, PIMCO ETF Trust, PIMCO Equity

Series and PIMCO Equity Series VIT (the “Trusts”)

Resolutions Adopted by the Board of Trustees

RESOLVED, that the Joint Fidelity Bond, for the term July 1, 2016 to July 1, 2017, with the coverage and premiums as described at the meeting be, and hereby is, ratified and approved on behalf of PIMCO Funds, PVIT and ETF; and further

RESOLVED, that the form of Agreement Among Joint Insureds by and among PIMCO Funds, PVIT and ETF and certain other funds advised or managed by PIMCO insured under the Joint Fidelity Bond be, and hereby is, approved, and the appropriate officers of PIMCO Funds, PVIT and ETF are hereby authorized to enter into the Agreement Among Joint Insureds on behalf of each respective fund; and further

RESOLVED, that the appropriate officers of PIMCO Funds, PVIT and ETF be, and they hereby are, authorized to file a copy of the Joint Fidelity Bond with the Securities and Exchange Commission within ten days after receipt of the executed endorsement to the Joint Fidelity Bond, together with (1) a copy of the resolution of the Board approving the amount, type, form, and coverage of the Joint Fidelity Bond (2) a statement showing the amount of a single insured bond which each fund would have provided and maintained had it not been named as an insured under the Joint Fidelity Bond, (3) a statement as to the period for which premiums have been paid, and (4) a copy of the Agreement Among Joint Insureds.

PIMCO Managed Accounts Trust (PMAT)

PCM Fund, Inc. (PCM)

PIMCO California Municipal Income Fund (PCQ)

PIMCO California Municipal Income Fund II (PCK)

PIMCO California Municipal Income Fund III (PZC)

PIMCO Corporate & Income Opportunity Fund (PTY)

PIMCO Corporate & Income Strategy Fund (PCN)

PIMCO Dynamic Credit Income and Mortgage Fund (PCI)

PIMCO Dynamic Income Fund (PDI)

PIMCO Global StocksPLUS & Income Fund (PGP)

PIMCO High Income Fund (PHK)

PIMCO Income Opportunity Fund (PKO)

PIMCO Income Strategy Fund (PFL)

PIMCO Income Strategy Fund II (PFN)

PIMCO Municipal Income Fund (PMF)

PIMCO Municipal Income Fund II (PML)

PIMCO Municipal Income Fund III (PMX)

PIMCO New York Municipal Income Fund (PNF)

PIMCO New York Municipal Income Fund II (PNI)

PIMCO New York Municipal Income Fund III (PYN)

PIMCO Strategic Income Fund, Inc. (RCS)

Resolutions Adopted by the Board of Trustees

VOTED:	That, after considering all relevant factors, the action of the Funds in joining each other and certain open-end funds and other funds that are managed by PIMCO in a Joint Investment Company Blanket Bond (the “Investment Company Blanket Bond”) issued by a consortium of insurers covering larceny and embezzlement and certain other acts, with an aggregate coverage amount for the period of July 1, 2016 to July 1, 2017 of $195 million, be and it is hereby ratified and approved. (All Funds)

VOTED:	That the insurers included in the consortium of insurers referenced in the foregoing Vote be, and they hereby are, ratified and approved. (All Funds)

VOTED:	That pursuant to Rule 17g-1 under the 1940 Act, the officers of the Funds be, and they each hereby are, designated as an agent for the Funds to make the filings and give the notices required by subparagraph (g) of said Rule with respect to the Investment Company Blanket Bond. (All Funds)

VOTED:	That the appropriate officers of the Funds be, and they hereby are, authorized to file a copy of the Investment Company Blanket Bond with the Securities and Exchange Commission within 10 days after receipt of the executed endorsement to the Investment Company Blanket Bond, together with (1) a copy of the resolution of the Board approving the amount, type, form, and coverage of the Investment Company Blanket Bond, (2) a statement showing the amount of a single insured bond which each Fund would have provided and maintained had it not been named as an insured under the Investment Company Blanket Bond, (3) a statement as to the period for which premiums have been paid, and (4) a copy of the Agreement among Joint Insureds (as defined below). (All Funds)

VOTED:	That the form, terms, and provisions of the agreement with the other parties to the Investment Company Blanket Bond, stating that in the event recovery is received under the bond as a result of the loss of any Fund and of one or more of the other named insured parties, the other Funds shall receive an equitable and proportionate share of recovery, such share being at least equal to the amount it would have received had it provided and maintained a single insured bond with the minimum coverage required under Rule 17g-1 under the 1940 Act (the “Agreement Among Joint Insureds”), as described to this Meeting, be, and they hereby are, ratified and approved, and that the action of the Funds in entering into the Agreement Among Joint Insureds be, and it hereby is, ratified and approved. (All Funds)

VOTED:	That the form and amount of the Investment Company Blanket Bond, after consideration of all relevant factors including each Fund’s aggregate assets to which persons covered by the bond have access, the type and terms of arrangements made for custody and safekeeping of assets, and the nature of the securities held, with such changes as counsel may deem necessary, be and they hereby are, ratified and approved. (All Funds)

VOTED:	That each Fund’s participation in the Investment Company Blanket Bond described above be, and it hereby is, determined to be in the best interest of each Fund. (All Funds)

AGREEMENT AMONG JOINT INSUREDS

THIS AGREEMENT AMONG JOINT INSUREDS made as of July 1, 2016 by and among PIMCO Funds, PIMCO Variable Insurance Trust, PIMCO ETF Trust, PIMCO Equity Series, PIMCO Equity Series VIT, PIMCO Managed Accounts Trust and each of the Closed-End Funds listed in Exhibit I (each a “Trust”), on behalf of each Trust’s respective series of shares, as applicable (the “Funds”).

WHEREAS, each of the Trusts and Funds has retained Pacific Investment Management Company LLC (“PIMCO”) as investment adviser;

WHEREAS, the Trusts and Funds are named as insureds under a joint Investment Company Blanket Bond (the “Bond”) issued by National Union Fire Insurance Company of Pittsburgh, Pa, Federal Insurance Company, Continental Casualty Insurance Company, Travelers Casualty & Surety Co. of America, Berkley Regional Insurance Company, U.S. Specialty Insurance Company, RLI Insurance Company, Westchester Fire Insurance Company, Great American Insurance Company and Ironshore Indemnity Inc. (collectively, the “Insurers”);

WHEREAS, the Trusts desire to establish (i) the basis on which additional investment companies for which PIMCO may hereafter act as investment adviser or investment manager may be added as named insureds under the Bond, and (ii) the criteria by which recoveries under the Bond shall be allocated among the parties;

NOW, THEREFORE, it is agreed as follows:

1.        If the Insurers are willing without additional premium to add, as an insured under the Bond, any investment company not listed at the head of this agreement or in Exhibit I for which PIMCO hereafter is investment adviser or investment manager, which may be included in the Bond pursuant to Rule 17g-1(b) under the Investment Company Act of 1940, as amended, and the rules and regulations thereunder (the “Act”), the Trusts agree (a) that such addition may be made, provided that those trustees of each Trust who are not “interested persons” of such Trust shall approve such addition, and (b) that such investment company may become a party to this agreement and be included within the terms “Trust,” “Fund,” or “party,” provided that in each case such investment company shall have executed and delivered to the Trusts its written agreement to become a party hereto and to be bound by the terms of this Agreement.

2.        In the event that the claims of loss of two or more insureds under the Bond are so related that the Insurers are entitled to assert that the claims must be aggregated, each Trust or Fund, as applicable, shall receive an equitable and proportionate share of the recovery, but at least equal to the amount it would have received had it provided and maintained a single insured bond with the minimum coverage required under Rule 17g-1 under the Act.

3.        A copy of the Agreement and Declaration of Trust or Trust Instrument of each Trust is on file with the Secretary of State of the state in which such Trust was organized, and notice is hereby given that this instrument is executed on behalf of the Trustees of each Trust as Trustees and not individually and that the obligations under this instrument are not binding upon any of the Trustees or holders of shares of beneficial interest of any Trust or Fund individually but are binding only upon the respective assets and property of each Trust and Fund.

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IN WITNESS WHEREOF the parties have caused these presents to be executed by their officers hereunto duly authorized all as of the day and year first above written.

PIMCO Funds		PIMCO Variable Insurance Trust

By:	/s/Peter G. Strelow	By:	/s/Peter G. Strelow
	Peter G. Strelow		Peter G. Strelow
	President		President

PIMCO ETF Trust		PIMCO Equity Series

By:	/s/Peter G. Strelow	By: /s/Peter G. Strelow
	Peter G. Strelow		Peter G. Strelow
	President		President

PIMCO Equity Series VIT		PIMCO Managed Accounts Trust

By:	/s/Peter G. Strelow	By:/s/Peter G. Strelow
	Peter G. Strelow		Peter G. Strelow
	President		President

Each of the PIMCO Closed-End Funds listed on Exhibit I (each individually and not jointly)

By:	/s/Peter G. Strelow
Peter G. Strelow
President

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Exhibit I

PIMCO Closed-End Funds

PCM Fund, Inc. (PCM)

PIMCO California Municipal Income Fund (PCQ)

PIMCO California Municipal Income Fund II (PCK)

PIMCO California Municipal Income Fund III (PZC)

PIMCO Corporate & Income Opportunity Fund (PTY)

PIMCO Corporate & Income Strategy Fund (PCN)

PIMCO Dynamic Credit and Mortgage Income Fund (PCI)

PIMCO Dynamic Income Fund (PDI)

PIMCO Global StocksPLUS & Income Fund (PGP)

PIMCO High Income Fund (PHK)

PIMCO Income Opportunity Fund (PKO)

PIMCO Income Strategy Fund (PFL)

PIMCO Income Strategy Fund II (PFN)

PIMCO Municipal Income Fund (PMF)

PIMCO Municipal Income Fund II (PML)

PIMCO Municipal Income Fund III (PMX)

PIMCO New York Municipal Income Fund (PNF)

PIMCO New York Municipal Income Fund II (PNI)

PIMCO New York Municipal Income Fund III (PYN)

PIMCO Strategic Income Fund, Inc. (RCS)

4